UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom at a glance.(1)

(a)   For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

(1)   All figures are shown according to IFRS. For further information, please refer to “Transition to IFRS,” page 74 et seq.

Deutsche Telekom at a glance.

At a glance

		Third quarter of 2005			First three quarters of 2005
		Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
		2005	2004	%	2005	2004	%	2004
		millions	millions		millions	millions		millions
		of €	of €		of €	of €		of €
Net revenue		15,043	14,353	4.8	44,167	42,620	3.6	57,360
Domestic		8,385	8,564	(2.1)	25,506	25,750	(0.9)	34,748
International		6,658	5,789	15.0	18,661	16,870	10.6	22,612
EBIT (Profit from operations)		2,776	343	n.a.	7,725	4,043	91.1	6,261
Special factors affecting EBIT(a)		(121)	(2,528)	95.2	(147)	(3,875)	96.2	(3,937)
Adjusted profit from operations (EBIT)(a)		2,897	2,871	0.9	7,872	7,918	(0.6)	10,198
Adjusted EBIT margin(a)	(%)	19.3	20.0		17.8	18.6		17.8
Financial income (expense), net		361	(1,024)	n.a.	(1,142)	(2,944)	61.2	(2,743)
Profit (loss) before income taxes		3,137	(681)	n.a.	6,583	1,099	n.a.	3,518
Depreciation, amortization and impairment losses		(2,590)	(4,850)	46.6	(7,758)	(10,754)	27.9	(13,128)
of property, plant and equipment		(1,982)	(1,917)	(3.4)	(5,913)	(5,763)	(2.6)	(7,656)
of intangible assets		(608)	(2,933)	79.3	(1,845)	(4,991)	63.0	(5,472)
EBITDA(b)		5,366	5,193	3.3	15,483	14,797	4.6	19,389
Special factors affecting EBITDA(a),(b)		(121)	(100)	(21.0)	(147)	(94)	(56.4)	(228)
Adjusted EBITDA(a),(b)		5,487	5,293	3.7	15,630	14,891	5.0	19,617
Adjusted EBITDA margin(a),(b)	(%)	36.5	36.9		35.4	34.9		34.2
Net profit (loss)		2,415	(1,359)	n.a.	4,368	(150)	n.a.	1,564
Special factors(a)		952	(2,511)	n.a.	954	(3,215)	n.a.	(2,093)
Adjusted net profit(a)		1,463	1,152	27.0	3,414	3,065	11.4	3,657
Basic earnings per share(€)		0.56	(0.31)	n.a.	1.03	(0.02)	n.a.	0.38
Diluted earnings per share(€)		0.56	(0.31)	n.a.	1.02	(0.02)	n.a.	0.38
Cash capex(c)		(1,686)	(1,480)	(13.9)	(6,601)	(4,408)	(49.8)	(6,410)
Net cash from operating activities		4,267	3,919	8.9	10,082	11,123	(9.4)	16,720
Free cash flow (before dividend payments)(d)		2,581	2,439	5.8	3,481	6,715	(48.2)	10,310
Equity ratio	(%)	—	—		38.6	33.8		34.6
Net debt(d)		—	—		40,798	44,596	(8.5)	39,543

Number of employees at balance sheet date

Number of fixed-network and mobile customers

				Change		Change		Change
				Sept. 30,		Sept. 30,		Sept. 30,
				2005/		2005/		2005/
		Sept. 30,	June 30,	June 30,	Dec. 31,	Dec. 31,	Sept. 30,	Sept. 30,
		2005	2005	2005	2004	2004	2004	2004
				%		%		%
Deutsche Telekom Group		243,418	244,277	(0.4)	244,645	(0.5)	247,891	(1.8)
Non-civil servants		197,118	197,644	(0.3)	197,482	(0.2)	200,120	(1.5)
Civil servants		46,300	46,633	(0.7)	47,163	(1.8)	47,771	(3.1)
Telephone lines(e)	(millions)	55.5	56.1	(1.1)	57.2	(3.0)	57.4	(3.3)
Broadband lines (in operation)(e)	(millions)	7.7	7.1	8.5	6.1	26.2	5.4	42.6
Mobile customers(f)	(millions)	83.1	80.9	2.7	77.6	7.1	75.4	10.2

(a)   For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as special factors affecting profit/loss and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(b)   Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.

(c)   Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(d)   For detailed information, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

(e)   Telephone lines of the Group (including ISDN channels), including for internal use. Includes Telekom Montenegro from the second quarter of 2005 onwards; prior-quarter and prior-year comparatives have not been adjusted.

(f)    Number of customers of the fully consolidated mobile communications companies of the Mobile Communications business area. MONET (Telekom Montenegro Group) customers included for the first time as of June 30, 2005. Prior-period comparatives have been adjusted.

Excellence.

A three-year transformation program known as the Excellence Program, which serves to implement the Group strategy, was launched at the beginning of 2005. It supports the realization of the growth potential that emerged following the strategic realignment of the Group towards three growth areas: Broadband/Fixed Network, Mobile Communications and Business Customers. In addition, the program generates opportunities arising from the integration of the Group’s organization in areas such as convergent services, marketing and purchasing. The key to achieving sustained growth is to orient the Group consistently to the needs of the customer and increase customer satisfaction.

The Excellence Program has three key elements, which, when successfully implemented, will help Deutsche Telekom achieve its corporate goals:

•      Growth programs of the three business areas.

•      Group-wide initiatives to exploit further potential.

•      Measures to bring about a lasting change in corporate culture.

Growth programs.

Broadband/Fixed Network plans to make comprehensive investments in a new high-speed network with a bandwidth of up to 50 Mbit/s as part of “Re-Invent.” The broadband campaign is being pushed further towards triple play. That means super-fast Internet access, entertainment and communications services.

The Mobile Communications business area is expected to achieve the intended savings with “Save for Growth” as scheduled and thus make a sustained contribution to the success of the Group. Besides launching new rates, T-Mobile has also further expanded its target group-specific product range. The launch of the Sidekick and “web’n’walk” products marked the introduction of open, easy-to-use mobile Internet access. Furthermore, T-Mobile plans to introduce an attractive rate plan for using mobile phones in the home environment.

Under the “Focus on Growth” program, the Business Customers was able to win back customers and defend its market shares in the fiercely contested basic services business. T-Systems was also successful in tapping IT market potential, especially among small to medium-sized enterprises. T-Systems was successful in marketing full business process outsourcing solutions to major customers in Germany and abroad.

Group-wide initiatives.

The Group-wide initiatives encompass projects aimed at harvesting the advantages of an integrated telecommunications provider through close cooperation among the strategic business areas. The goal of these Group-wide initiatives is to focus our solutions on the needs of our customers and the realization of efficiency gains in the Group. Process quality improvements are being implemented throughout the Group and the development of the next generation of network infrastructure is well underway. Measures taken by the Finance department lead to a potential for savings in 2005.

Corporate culture.

Successful realization of the strategic goals of the Excellence Program depends on bringing about a change in corporate culture throughout the Group. Thus, all the business areas of Deutsche Telekom are pursuing cultural change projects. For example, all top executives are to spend at least five days a year in direct contact with customers. As part of the “Use what you sell” project, additional measures are being developed for 2006 to strengthen the customer orientation of top management and broaden their range of vision to include the entire Deutsche Telekom product world. A new “start-up program” ensures that from the beginning of 2006, every new employee joining the Group will have to spend time with the customer.

Outlook for 2006.

Important successes were achieved in all three key components of the Excellence Program in the first nine months of 2005. In the fourth quarter of 2005, the Excellence Program will be further developed based on the new Group strategy for the years 2006 and 2007, while keeping the same structure, and target values will be defined. There will be more measures aimed at improving service quality and expanding the range of broadband and entertainment products for consumers. The same applies to the development of convergent services and products. The measures to be implemented in the business customers sector are aimed at securing our market position in the telecommunications business and opening up new growth opportunities in the out-sourcing business. The Excellence Program will place even greater emphasis on cultural change and human resources development.

Contents.

•	Developments in the Group

•	Highlights

•	Business developments
• Overview
• Strategic business areas
Broadband/Fixed Network
Mobile Communications
Business Customers
Group Headquarters & Shared Services
• Outlook
Highlights after the balance sheet date (September 30, 2005)
Development of revenue and profit
Development of results 2006 – 2007
Personnel developments 2006 – 2008
• Risk situation

•	Reconciliation of pro forma figures
EBITDA and EBITDA adjusted for special factors
Special factors
Free cash flow
Gross and net debt

•	T-Share price performance

•	Corporate governance

•	Consolidated financial statements
Selected notes to the consolidated income statement
Other disclosures
Selected notes to the consolidated balance sheet
Selected notes to the consolidated cash flow statement
Segment reporting
Accounting in accordance with IFRS
Explanation of transition to IFRS

•	Investor Relations calendar

Developments in the Group.

•      Net revenue increased by 3.6 percent, from EUR 42.6 billion in the first nine months of 2004, to EUR 44.2 billion in the first nine months of 2005.

•      Group EBITDA(2) increased by 4.6 percent year-on-year from EUR 14.8 billion to EUR 15.5 billion; adjusted for special factors, it increased by 5.0 percent from EUR 14.9 billion to EUR 15.6 billion.

•      Profit before income taxes increased year-on-year from EUR 1.1 billion to EUR 6.6 billion. In a comparison of the third quarters, a profit of EUR 3.1 billion was recorded in 2005 following a loss of EUR 0.7 billion in 2004.

•      Net profit of EUR 4.4 billion recorded in the first nine months of 2005, after a loss of EUR 0.2 billion in the prior-year period; EUR 2.4 billion in the third quarter of 2005 alone; adjusted for special factors, net profit increased by 11.4 percent from EUR 3.1 billion to EUR 3.4 billion.

•      Free cash flow(3) before dividend payments decreased year-on-year from EUR 6.7 billion to EUR 3.5 billion in the first nine months of 2005 due to increased investment volume and higher tax payments. In a comparison of the third quarters, it increased 5.8 percent from EUR 2.4 billion to EUR 2.6 billion.

•      Net debt(4) decreased from EUR 44.6 billion as of September 30, 2004 to EUR 40.8 billion as of September 30, 2005. As against December 31, 2004, net debt increased by around EUR 1.3 billion.

Continued strong customer growth in the third quarter of 2005:

•      The number of mobile customers increased by 2.2 million; of these net additions, T-Mobile USA alone accounted for 1.1 million.

•      Further growth in broadband lines, aided in part by resale marketing, to 7.7 million DSL lines; increase of 0.6 million, of which 0.4 million in Germany from resale to third parties.

•      The level of orders received by Business Customers in the first nine months of 2005 increased by 1.0 percent year-on-year to EUR 9.8 billion.

(2)     For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

(3)     Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill). For calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

(4)     For detailed information, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

Highlights.

Events in the third quarter of 2005.

Group

MTS shares sold in full.

•      Deutsche Telekom AG has sold its remaining stake in the Russian mobile network operator OJSC Mobile TeleSystems (MTS), which represented about 10 percent of its share capital. The proceeds from this transaction were about USD 1.5 billion, or about EUR 1.2 billion. Altogether, the sale of the financial investment in the Russian MTS brought in proceeds of about EUR 3 billion.

Bilateral lines of credit replace syndicated loan.

•      In August 2005, Deutsche Telekom AG restructured its liquidity reserves. The syndicated loan and short-term bilateral credit lines were replaced by standardized bilateral loan agreements totaling EUR 16.8 billion. In doing so, Deutsche Telekom has now arranged for a comfortable liquidity reserve with numerous highly reputable banks. After varying initial maturities, the bilateral loan agreements will have a maturity of 36 months each that can be extended after 12 months. Whereas the maturities of the syndicated loan were all concentrated on the same point in time, the new structure spreads the maturities, thus diversifying the extension risk. The quality of the liquidity reserve has increased, since the bilateral loan agreements do not include any financial covenants or Material Adverse Change (MAC) clauses.

Acquisition of tele.ring.

•      With the acquisition of tele.ring, bringing its total number of customers to over 3 million, T-Mobile Austria strengthened its position as the No. 2 in the Austrian mobile communications market. This equates to a market share of 37 percent. tele.ring Telekom Service GmbH was acquired for a purchase price of around EUR 1.3 billion. The transaction is subject to approval by the Austrian telecommunications regulator as well as the European Commission.

Trainee ratio remains high.

•      Effective September 1, 2005, Deutsche Telekom again sent an important signal to the labor market by offering another 4,000 vocational training contracts to young people looking to start their careers. This makes Deutsche Telekom one of the largest providers of vocational training programs in all of Germany. The Company added a new course of vocational training, retail sales assistant, this year. Trainees pursuing this course will receive most of their practical training at T-Punkt Vertriebsgesell-schaft. Overall, Deutsche Telekom offers vocational training programs for five commercial vocations, four IT vocations, and one industrial-technical vocation. Students who have passed the general college entrance examination and graduated from secondary school with a final grade of ‘very good’ or ‘good’ qualify for participation in two nationwide and three regional dual study programs, under which their university studies are combined with hands-on vocational training, leading to a bachelor’s degree.

Deutsche Telekom prevails in arbitration proceedings against Celcom.

•      In ICC arbitration proceedings between DeTeAsia Holding GmbH, a fully-owned subsidiary of Deutsche Telekom AG as the plaintiff against Celcom (Malaysia) Berhad, the court of arbitration upheld the action in all points in its verdict of August 2, 2005. Celcom (Malaysia) Berhad was ordered to pay the sum of USD 177.2 million plus interest and costs to DeTeAsia Holding GmbH. The amount to be paid by Celcom in accordance with the verdict is currently around USD 230 million.

DeTeAsia Holding had brought the action before the arbitrational court in March 2003 in response to Celcom (Malaysia) Berhad’s refusal, after Telekom Malaysia became the new majority shareholder in 2002, to recognize the contractually agreed rights of DeTeAsia Holding as the sole strategic shareholder to date. DeTeAsia Holding’s stake in Celcom was sold to Telekom Malaysia, which now holds all shares in Celcom, in 2002.

Broadband/ Fixed Network:

T-Com

Innovation drive for infrastructure, products and services presented at IFA.

•      T-Com launched an innovation campaign for infrastructure, products and services by introducing a number of customer-driven innovations at the IFA consumer electronics fair. In the area of infrastructure, a new phase of broadband development in Germany has been ushered in with plans at T-Com for the construction of a modern, high-speed fiber-optic network. This large-scale capital investment program worth EUR 3 billion, which aims to provide especially high-speed broadband access based on fiber-optic technology to customers in 50 large cities, will form the basis for innovative multimedia offerings, including new services and applications. Apart from broadband, future innovations will be focused more and more on the convergence between the fixed-line network and the mobile communications network. Besides the launch of the T-Box (single answering service for calls to the fixed-line number and the mobile number), T-Com has announced the upcoming introduction, in the second quarter of 2006, of a convergent product known as “dual phone,” which uses both WLAN and GSM technology.

Introduction of innovative new products.

•      T-Com announced new innovative products in September 2005. Effective October 5, 2005, customers using the new calling plan “XXL Fulltime” can place low-price calls to T-Com’s fixed-line network everywhere in Germany, 24 hours a day. Also effective October 5, 2005, T-Com and T-Mobile together are offering the “Local/Local” combination package, consisting of T-Com’s voice calling plan “XXL Local” and T-Mobile’s calling plan option “Relax Local.” Initially, the new calling plan will be made available in 10 selected cities5. Through these new calling plans, which are tailored specifically to customers’ needs, Deutsche Telekom will be able to tap additional market potential.

(5)     The offer is initially available in the following cities: Munich, Berlin, Dortmund, Düsseldorf, Essen, Frankfurt/Main, Hamburg, Hanover, Cologne and Stuttgart.

Broadband/ Fixed Network:

T-Online

Launch of new online marketplace.

•      In mid-September 2005, T-Online announced the launch of its new online marketplace “ElectronicScout24.” The focus of this new trading platform is on consumer electronics and telecommunications products as well as computers and household devices. With ElectronicScout24, T-Online is tapping further attractive business potential in the e-commerce sector.

Mobile Communications

T-Mobile USA crosses the 20 million customer mark.

•      In the course of the third quarter, T-Mobile USA passed the 20 million customer mark. One main factor in this success is delivering on the “Get more” promise to customers. T-Mobile’s promise to offer more minutes, higher performance, and better service has been enthusiastically received by customers. Since welcoming its 10 millionth customer in the first quarter of 2003, T-Mobile USA managed to double its customer base within a period of only two and a half years. T-Mobile USA also put the EDGE network for mobile data traffic into operation in the third quarter of 2005. EDGE allows considerably higher data transmission rates than GPRS.

HSDPA: Sales kick-off for HSDPA data cards.

•      T-Mobile began selling the Mobile DSL Card 1800 on September 26, 2005, making it one of the first mobile network operators in Germany to sell HSDPA (High Speed Downlink Packet Access) data cards. HSDPA provides greater speed and convenience to consumers and business customers for all their mobile applications, whether surfing, e-mail or downloads, and is expected to be available from CeBIT 2006 onwards. The decisive advantage of HSDPA is that it increases the maximum bandwidth in the UMTS network from the current level of up to 384 kbit/s to up to 1.8 Mbit/s.

Business Customers

Thomas Cook outsources its telephone infrastructure in the UK and Ireland to T-Systems.

•      Thomas Cook UK & Ireland has signed a five-year contract with T-Systems for communications services. The Deutsche Telekom subsidiary will upgrade and operate the travel operator’s telecommunications system in the UK and Ireland.

T-Systems to help bring digital television to Mecklenburg-Western Pomerania.

•      T-Systems has signed an agreement with its project partners NDR, ZDF and Landesrundfunkzentrale (LRZ) for the distribution of digital terrestrial television, DVB-T (Digital Video Broadcasting – Terrestrial), in the German state of Mecklenburg-Western Pomerania. Under the terms of the contract, DVB-T will be broadcast in large parts of Mecklenburg-Western Pomerania as of December 6, 2005. T-Systems’ part in the project will be to build a new distribution network and to convert seven transmitter sites to the new TV standard. Viewers will be able to receive eight channels of the state-owned TV broadcasters right from the start.

Business developments.

Overview.

Net revenue

Net revenue at the Deutsche Telekom Group rose to around EUR 44.2 billion in the first nine months of 2005. Compared to the same period of last year, this represents an increase of 3.6 percent. This positive trend in net revenue is also reflected in the quarterly comparison: In the third quarter of 2005, the Deutsche Telekom Group recorded growth in net revenue of 4.8 percent over the same quarter of 2004 to around EUR 15 billion.

The decisive factor was once again the favorable development of the Mobile Communications strategic business area. The 8.9-percent increase in revenues in the nine-month comparison, and the quarter-to-quarter growth of 10.6 percent are primarily due – in addition to the first-time consolidation of the Slovak mobile communications investment – to customer growth at T-Mobile USA.

Revenue in the Business Customers strategic business area remained at approximately the same level as last year, both in the nine-month and in the quarterly comparison. Revenue gains in the Enterprise Services business unit, in which positive developments in the Computing & Desktop Services area were a primary factor, were offset by a decline in revenues in the Business Services unit.

The total revenue of Broadband/Fixed Network decreased by 3.8 percent year-on-year in the first nine months of 2005. Within this total, revenue growth at T-Online was more than offset by a decrease in revenue at T-Com. T-Online achieved revenue gains, especially by continued expansion in the broadband market. In the third quarter of 2005, however, revenue only decreased by 2.3 percent year-on-year. T-Com managed to slow the decline in revenue: Whereas T-Com’s revenue decreased by 4.9 percent in the first half of 2005, the drop in a comparison of the first nine months of 2005 was 4 percent. The year-on-year decline in revenue in the third quarter of 2005 was only 2 percent. Positive factors contributing to this include revenue increases in the areas of broadband and wholesale services, particularly from DSL resale with third parties and subscriber lines, as well as international carrier services and solutions.

Revenue growth in the Group was affected by consolidation and exchange rate effects. Positive effects from changes to the consolidated group totaling about EUR 0.3 billion – especially at T-Mobile Slovensko and Telekom Montenegro – were offset by negative exchange rate effects in the amount of EUR 0.2 billion. These were primarily the result of U.S. dollar (USD) exchange rate effects.

			Third quarter of 2005			First three quarters of 2005
	Q1	Q2	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2005	2005	2004	%	2005	2004	%	2004
	millions	millions	millions	millions		millions	millions		millions
	of €	of €	of €	of €		of €	of €		of €

Net revenue	14,376	14,748	15,043	14,353	4.8	44,167	42,620	3.6	57,360
Broadband/Fixed Network(a)	6,638	6,489	6,455	6,609	(2.3)	19,582	20,359	(3.8)	27,010
Mobile Communications(a)	6,746	7,197	7,648	6,914	10.6	21,591	19,835	8.9	26,527
Business Customers(a)	3,124	3,206	3,143	3,169	(0.8)	9,473	9,516	(0.5)	12,957
Group Headquarters & Shared Services(a)	853	883	867	887	(2.3)	2,603	2,635	(1.2)	3,526
Inter-segment revenue(b)	(2,985)	(3,027)	(3,070)	(3,226)	4.8	(9,082)	(9,725)	6.6	(12,660)

(a)   Total revenue (including revenue between strategic business areas).

(b)   Elimination of revenue between strategic business areas.

Contribution of the strategic business areas to net revenue (after consolidation of revenue between strategic business areas)

		Proportion		Proportion
		of net		of net
	Q1 – Q3	revenue of	Q1 – Q3	revenue of		Change
	2005	the Group	2004	the Group	Change	%	2004
	millions	millions	millions		millions		millions
	of €	%	of €	%	of €		of €

Net revenue	44,167	100.0	42,620	100.0	1,547	3.6	57,360
Broadband/Fixed Network	16,353	37.0	16,695	39.2	(342)	(2.0)	22,409
Mobile Communications	20,901	47.3	19,001	44.6	1,900	10.0	25,450
Business Customers	6,713	15.2	6,736	15.8	(23)	(0.3)	9,241
Group Headquarters & Shared Services	200	0.5	188	0.4	12	6.4	260

The Mobile Communications strategic business area made the largest contribution to the net revenue of the Group, with a share of around 47 percent. The percentage of revenue generated by the Broadband/ Fixed Network and Business Customers strategic business areas declined to approximately 37 percent and 15 percent respectively.

Revenue generated outside Germany

The proportion of revenue generated outside Germany continues to show a positive trend. In the first nine months of the current financial year, this figure increased by 3 percentage points over the same period last year to more than 42 percent. This growth is even more evident in the year-on-year comparison of quarters: For the third quarter of 2005, the proportion of revenue generated outside Germany was in excess of 44 percent, or 4 percentage points higher than in the same quarter of the prior year. The key factor underlying this trend is the sustained positive development of revenue at T-Mobile USA.

In the year-on-year comparison of the first nine months, domestic revenue remained slightly below the level of the previous year. The quarter-on-quarter comparison reflected a further decrease.

				Third quarter of 2005			First three quarters of 2005
		Q1	Q2	Q3	Q3		Q1 – Q3	Q1 – Q3	Change
		2005	2005	2005	2004	Change	2005	2004	%	2004
		millions	millions	millions	millions		millions	millions		millions
		of €	of €	of €	of €	%	of €	of €		of €

Net revenue		14,376	14,748	15,043	14,353	4.8	44,167	42,620	3.6	57,360
Domestic		8,599	8,522	8,385	8,564	(2.1)	25,506	25,750	(0.9)	34,748
International		5,777	6,226	6,658	5,789	15.0	18,661	16,870	10.6	22,612
Proportion generated internationally	(%)	40.2	42.2	44.3	40.3		42.3	39.6		39.4
Europe (excluding Germany)		3,115	3,310	3,439	3,236	6.3	9,864	9,751	1.2	12,952
North America		2,592	2,852	3,128	2,450	27.7	8,572	6,841	25.3	9,301
Other		70	64	91	103	(11.7)	225	278	(19.1)	359

Profit/loss before income taxes

Profit before income taxes in the first nine months of 2005 amounted to approximately EUR 6.6 billion. This represents an increase over the same period last year of about EUR 5.5 billion. The primary source of this increase is the improvement in profit from operations.  The positive effect was created predominantly by the non-recurrence of factors that had depressed profits in the prior year: In addition to impairment losses on the FCC mobile communications licenses of T-Mobile

USA in the amount of approximately EUR 1.4 billion, goodwill impairments totaling about EUR 2.4 billion for T-Mobile UK and Slovak Telecom were recognized last year.

Net financial income/expense also developed positively. The main reasons for this were the successful sale of the interest in MTS, yielding about EUR 1 billion, as well as improvements in finance costs.

Net profit

Net profit of the Group rose to approximately EUR 4.4 billion. In the same period of the prior year, the Group reported a net loss of EUR 0.2 billion. The underlying factor in this gain was the positive development in profit before income taxes. Countering this development is the fact that in the reporting period, income taxes totaled approximately EUR 1.8 billion, compared with around EUR 0.9 billion in the prior year.

Special factors recorded in the first nine months of 2005 amounted to EUR 1 billion, mainly relating to the sale of the remaining interest in MTS. By comparison, the negative special factors recorded in the same period of the prior year totaled about EUR 3.2 billion. These related mainly to impairment losses on FCC mobile communications licenses in the United States as well as goodwill impairment losses for T-Mobile UK and Slovak Telecom. Adjusted for special factors, net profit in the first nine months of 2005 totaled about EUR 3.4 billion. Compared with the same period in the prior year, this represents an improvement of EUR 0.3 billion or approximately 11 percent; in a comparison of the third quarters, the increase was 27 percent.

EBIT

			Third quarter of 2005			First three quarters of 2005
	Q1	Q2	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2005	2005	2004	%	2005	2004	%	2004
	millions	millions	millions	millions		millions	millions		millions
	of €	of €	of €	of €		of €	of €		of €

EBIT(a) in the Group	2,340	2,609	2,776	343	n.a.	7,725	4,043	91.1	6,261
Broadband/Fixed Network	1,506	1,417	1,386	1,296	6.9	4,309	4,228	1.9	5,545
Mobile Communications	966	1,263	1,540	(846)	n.a.	3,769	331	n.a.	1,510
Business Customers	180	184	199	214	(7.0)	563	513	9.7	570
Group Headquarters & Shared Services	(292)	(231)	(342)	(238)	(43.7)	(865)	(880)	1.7	(1,432)
Reconciliation	(20)	(24)	(7)	(83)	91.6	(51)	(149)	65.8	68

(a)   EBIT is profit/loss from operations as shown in the income statement.

Group EBIT nearly doubled in a year-on-year comparison of the first nine months, with a gain of about EUR 3.7 billion to approximately EUR 7.7 billion. All strategic business areas as well as Group Headquarters & Shared Services contributed to this result. The Mobile Communications business area contributed the largest proportion. In this area, the non-recurrence of impairment losses recognized on U.S. mobile communications licenses and on goodwill, especially for T-Mobile UK, generated a positive effect.

EBIT in the third quarter of 2005 rose year-on-year by around EUR 2.4 billion to approximately EUR 2.8 billion. While the strategic business areas Broadband/Fixed Networks and Mobile Communications recorded increases in EBIT, the EBIT figures for Business Customers and Group Headquarters & Shared Services showed a decline.

EBITDA

EBITDA in the first nine months of 2005 amounted to approximately EUR 15.5 billion. This corresponds to an increase of EUR 0.7 billion, or 4.6 percent over the prior-year period. The Mobile Communications business area was the main source of EBITDA growth.

Business Customers and Group Headquarters & Shared Services also recorded an increase. EBITDA in the Broadband/Fixed Network business area decreased.

Adjusted EBITDA

EBITDA in the first nine months of 2005 was affected by negative special factors totaling EUR 147 million. This was the result of opposing effects: Negative special factors – primarily severance and voluntary redundancy payments and restructuring costs – were partially offset by positive special factors, primarily from insurance refunds.

In the prior year, negative special factors totaling EUR 94 million were recorded, mainly relating to severance and voluntary redundancy payments. Retroactive proceeds from the sale of Virgin Mobile had a positive effect.

Adjusted for the aforementioned special factors, EBITDA for the first nine months of 2005 amounted to EUR 15.6 billion compared with EUR 14.9 billion in the prior year. This represents an increase of EUR 0.7 billion or 5 percent. This gain was due to favorable developments in the Mobile Communications business area, and mainly the result of revenue gains due to customer growth. Headcount reductions and the accompanying decrease in personnel costs improved adjusted EBITDA at Group Headquarters & Shared Services. In the Business Customers business area, adjusted EBITDA was almost at the same level as in the prior year. Positive revenue trends at the Enterprise Services business unit could not fully offset the downturn in the Business Services business unit that resulted from pricing incentives aimed at winning back customers. In the Broadband/Fixed Network business area, adjusted EBITDA declined primarily due to a decrease in revenue. Cost reduction measures had a favorable effect.

Adjusted EBITDA in the third quarter of 2005 improved over the prior-year period by EUR 0.2 billion to EUR 5.5 billion. EBITDA reductions in the business areas Broadband/Fixed Network and Business Customers as well as at Group Headquarters & Shared Services were more than offset by increases in EBITDA in the Mobile Communications business area.

			Third quarter of 2005			First three quarters of 2005
	Q1	Q2	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2005	2005	2004	%	2005	2004	%	2004
	millions	millions	millions	millions		millions	millions		millions
	of €	of €	of €	of €		of €	of €		of €

Adjusted EBITDA(a)	4,918	5,225	5,487	5,293	3.7	15,630	14,891	5.0	19,617
Broadband/Fixed Network	2,517	2,440	2,424	2,495	(2.8)	7,381	7,664	(3.7)	10,173
Mobile Communications	2,111	2,481	2,730	2,374	15.0	7,322	6,327	15.7	8,395
Business Customers	396	410	446	453	(1.5)	1,252	1,273	(1.6)	1,638
Group Headquarters & Shared Services	(72)	(66)	(95)	(22)	n.a.	(233)	(274)	15.0	(548)
Reconciliation	(34)	(40)	(18)	(7)	n.a.	(92)	(99)	7.1	(41)

(a)   Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

Free cash flow

			Third quarter of 2005			First three quarters of 2005
	Q1	Q2	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2005	2005	2004	%	2005	2004	%	2004
	millions	millions	millions	millions		millions	millions		millions
	of €	of €	of €	of €		of €	of €		of €

Cash generated from operations	2,576	4,843	5,112	4,904	4.2	12,531	13,963	(10.3)	20,462
Interest paid	(400)	(1,204)	(845)	(985)	14.2	(2,449)	(2,840)	13.8	(3,742)
Net cash from operating activities(a)	2,176	3,639	4,267	3,919	8.9	10,082	11,123	(9.4)	16,720
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(3,091)	(1,824)	(1,686)	(1,480)	(13.9)	(6,601)	(4,408)	(49.8)	(6,410)
Free cash flow before dividend payments(a)	(915)	1,815	2,581	2,439	5.8	3,481	6,715	(48.2)	10,310

(a)   For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

Free cash flow in the third quarter of 2005 improved by 5.8 percent year-on-year to around EUR 2.6 billion. Besides lower interest payments, this improvement is primarily attributable to the increase in cash generated from operations. Increased cash outflows for investments had an offsetting effect.

In the first nine months of 2005, free cash flow declined by EUR 3.2 billion year-on-year from EUR 6.7 billion to EUR 3.5 billion. Apart from the changes in working capital, this is due in particular to considerably higher tax payments and increased investments, mainly as a result of the acquisition of networks at T-Mobile USA relating to the winding up of the U.S. mobile communications joint venture.

Net debt

Net debt increased by approximately EUR 1.3 billion to EUR 40.8 billion compared with December 31, 2004. Following an increase of approximately EUR 5 billion in the first six months of 2005, the Group succeeded in achieving a clear reduction of around EUR 3.7 billion in the third quarter.

The increase in net debt in the first half of 2005 resulted mainly from the acquisition of network infrastructure and spectrum at T-Mobile USA and the purchase of additional shares in T-Online totaling approximately EUR 3.9 billion in aggregate, as well as dividend payments in the amount of about EUR 2.7 billion. This was partially reduced by the effect of the positive cash flow.

The clear reduction in net debt in the third quarter of 2005 is primarily attributable to the positive development of free cash flow. This was augmented by inflows from the sale of the interest in MTS and the sale of the shares in comdirect bank for a total amount of about EUR 1.4 billion.

In a year-on-year comparison, the net debt of the Deutsche Telekom Group decreased by approximately EUR 3.8 billion.

			Change		Change		Change
			Sept. 30,		Sept. 30,		Sept. 30,
			2005/		2005/		2005/
	Sept. 30,	June 30,	June 30,	Dec. 31,	Dec. 31,	Sept. 30,	Sept. 30,
	2005	2005	2005	2004	2004	2004	2004
	millions	millions		millions		millions
	of €	of €	%	of €	%	of €	%

Bonds	37,651	40,732	(7.6)	39,458	(4.6)	43,347	(13.1)
Liabilities to banks	2,366	3,528	(32.9)	3,074	(23.0)	3,153	(25.0)
Liabilities to non-banks from promissory notes	648	653	(0.8)	651	(0.5)	718	(9.7)
Liabilities from derivatives	817	745	9.7	1,159	(29.5)	999	(18.2)
Lease liabilities	2,427	2,473	(1.9)	2,487	(2.4)	2,294	5.8
Liabilities arising from ABS transactions	1,354	1,384	(2.2)	1,563	(13.4)	1,190	13.8
Other financial liabilities	147	122	20.5	79	86.1	76	93.4
Gross debt	45,410	49,637	(8.5)	48,471	(6.3)	51,777	(12.3)
Cash and cash equivalents	3,371	3,910	(13.8)	8,005	(57.9)	5,812	(42.0)
Available-for-sale/held-for-trading financial assets	102	114	(10.5)	120	(15.0)	636	(84.0)
Derivatives	566	673	(15.9)	396	42.9	354	59.9
Other financial assets	573	407	40.8	407	40.8	379	51.2
Net debt(a)	40,798	44,533	(8.4)	39,543	3.2	44,596	(8.5)

(a)   For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

Strategic business areas.

Since the beginning of 2005, Deutsche Telekom has been pursuing its growth strategy under a new Group structure. Through its three strategic business areas Broadband/Fixed Network, Mobile Communications and Business Customers, the Group is focusing on the main growth sectors of the industry, while at the same time sharpening its focus on specific customer segments. The realignment has set the stage for a culture of strict customer focus, which Deutsche Telekom has established as a standard for the entire Group, throughout the world, under a slogan of “customer centricity.” The goal is to create clear added value for customers while ensuring profitable growth for the Company. Deutsche Telekom has thus laid the groundwork for positioning itself as the leading service provider in the industry and the fastest-growing telecommunications company in Europe.

The financial figures of the Group have been presented under the format of the three strategic business areas since the first quarter of 2005. At the same time, the Group’s financial statements have been presented in accordance with IFRS (International Financial Reporting Standards). A detailed description of the new structure of the Group, along with explanations on IFRS reporting, can be found in the Interim Report for the first quarter of 2005 and the reconciliation report “Historical Figures according to IFRS. New Group organization.”

Broadband/Fixed Network.

				Change		Change
				Sept. 30,		Sept. 30,
				2005/		2005/
	Mar. 31,	June 30,	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2004	2004	2004
	millions	millions	millions	%	Millions	%	Millions

Broadband(a)
Broadband lines (total)(b)	6.7	7.1	7.7	8.5	5.4	42.6	6.1
Germany(c)	6.4	6.7	7.3	9.0	5.2	40.4	5.8
Of which: resale(d)	0.5	0.7	1.1	57.1	0.1	n.a.	0.2
Central and Eastern Europe (CEE)	0.3	0.4	0.4	0.0	0.2	100.0	0.3
Broadband rates (Germany and Western Europe)(e)	3.9	4.2	4.6	9.5	3.2	43.8	3.6
of which: Germany	3.5	3.7	4.0	8.1	2.9	37.9	3.2

Narrowband(a)
Narrowband lines (total)(f)	42.4	42.1	41.7	(1.0)	43.0	(3.0)	42.8
Germany(g)	36.4	36.0	35.6	(1.1)	37.0	(3.8)	36.8
Standard analog lines	26.1	25.9	25.7	(0.8)	26.5	(3.0)	26.4
ISDN lines	10.3	10.1	9.9	(2.0)	10.5	(5.7)	10.4
Central and Eastern Europe (CEE)	6.0	6.2	6.1	(1.6)	6.1	0.0	6.1
Magyar Telekom(h)	3.1	3.3	3.2	(3.0)	3.2	0.0	3.2
Slovak Telecom	1.2	1.2	1.2	0.0	1.2	0.0	1.2
T-Hrvatski Telekom	1.7	1.7	1.7	0.0	1.7	0.0	1.7
Narrowband rates (Germany and Western Europe)(e)	4.9	4.7	4.5	(4.3)	5.4	(16.7)	5.2
Of which: Germany	4.7	4.5	4.3	(4.4)	5.1	(15.7)	5.0

Internet customers with a billing relationship (total)(i) (Germany and Western Europe)(e)	13.6	13.6	13.8	1.5	13.4	3.0	13.5
PAYG(j), broadband/narrowband < 30 days (Germany and Western Europe)(e)	0.8	0.7	0.7	0.0	0.9	(22.2)	0.9
of which: Germany	0.7	0.7	0.6	(14.3)	0.8	(25.0)	0.7

Broadband and narrowband lines (Germany and Central and Eastern Europe) are the responsibility of the T-Com business unit. The T-Online business unit has also been marketing broadband lines (in Germany) since January 31, 2005.

Customers with broadband and narrowband rates, all Internet customers with a billing relationship as well as PAYG < 30 days (broadband/narrowband) in Germany and Western Europe are the responsibility of the T-Online business unit.

(a)   The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)   Lines in operation.

(c)   Since January 31, 2005, broadband lines based on DSL technology for consumers have been marketed by T-Online, broadband lines excluding internal use. Prior-year comparatives have been adjusted.

(d)   Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(e)   Customers with a billing relationship. Western Europe includes: Ya.com and T-Online France.

(f)    The number of narrowband lines rather than channels has been reported since the first quarter of 2005. Prior-year comparatives have been adjusted.

(g)   Telephone lines excluding internal use and public telecommunications, including wholesale services. Prior-year comparatives have been adjusted.

(h)   Subscriber-line figures are recorded including Magyar Telekom’s subsidiary, Maktel, and Telekom Montenegro. Prior-year comparatives have not been adjusted. The rebranding of MATÁV as Magyar Telekom took place at the beginning of May 2005.

(i)    Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and PAYG < 30 days and PAYG > 30 days.

(j)    PAYG: Pay as you go.

The Broadband/Fixed Network strategic business area consists of the business units T-Com and T-Online International AG, and serves consumers and smaller business customers of the Deutsche Telekom Group.

The business area also conducts wholesale (including resale) and international carrier services business, also providing wholesale services for other business areas.

T-Com:

Customer development and selected KPIs

The dynamic growth of the broadband market continued in the third quarter of 2005. The consistent marketing strategy pursued boosted the number of broadband lines provided by T-Com by 599,000 to 7.7 million in the third quarter of 2005.  In Germany, approximately 7.3 million DSL lines provided by T-Com were in operation at the end of September 2005, representing an increase of 525,000 DSL lines in the third quarter. Falling prices on the ISP market and packages offered by competitors have further accelerated broadband growth. T-Com is participating in this market growth, particularly through DSL resale to third parties, which is attributable in part to the continuing shift of T-Com’s business focus from retail to resale customers. Overall, the Broadband/Fixed Network strategic business area put approximately 147,000 new lines of its own and 379,000 resale new lines of third parties in operation in the third quarter.

T-Com is driving the development of broadband in Germany. Since July 1, 2005, T-Com has been providing T-DSL lines with transmission rates of up to 6 Mbit/s. This has boosted T-Com’s competitiveness and made broadband Internet even more attractive. At the IFA consumer electronics fair, T-Com announced that it was taking an important step towards increasing broadband penetration in the long term: By developing ADSL2+ technology with bandwidths of up to 20 Mbit/s and using fiber optic-based VDSL2 technology(6) with bandwidths of up to 50 Mbit/s, T-Com will make particularly high bit rate lines available to a wider public. In addition to increasing its transmission rates, T-Com is continuing to focus on expanding its broadband infrastructure – by developing areas with no coverage up to now and increasing the use of outdoor DSLAM technology(7). T-Com is also testing the new wireless technology WiMAx in a pilot project with around 100 customers in the Bonn area. The project is scheduled to be completed in March 2006. The future use of WiMAx technology to increase the availability of broadband Internet access in areas where there was previously no coverage will depend on the findings of the project relating to customer acceptance, technology, and overall profitability. Another important element of T-Com’s broadband strategy is the wireless LAN technology, which T-Com is providing together with T-Mobile. By the end of September 2005, the number of T-Com’s public HotSpots in operation had increased to more than 4,300.

(6)   VDSL Very High Speed Digital Subscriber Line.

(7)   DSLAM Digital Subscriber Line Access Multiplexer; fiber optic-based DSLAM technology in the distribution box to increase the range of DSL.

The positive development in the broadband market at T-Com’s subsidiaries in Central and Eastern Europe also continued in the third quarter of 2005. In total, the subsidiaries in this region increased their number of DSL lines by around 125 percent year-on-year to 439,000 and by 73,000 quarter-on-quarter. Magyar Telekom was very successful in driving its broadband growth: Year-on year, the Hungarian subsidiary doubled its net additions in the third quarter, thanks to its focused DSL marketing campaigns. All in all, the DSL customer base rose in the third quarter of 2005 from 248,000 to 288,000. The Croatian subsidiary T-Hrvatski Telekom had 71,000 DSL lines in operation at the end of September 2005, an eight-fold increase over the third quarter in 2004 and about one third more than in the second quarter of 2005. The value of pursuing a consistent broadband strategy was also demonstrated in Slovakia: Slovak Telecom posted a quarter-on-quarter increase of around 13,000 to approximately 81,000 DSL lines in operation at the end of the third quarter of 2005. To strengthen its position in the online business, Slovak Telecom bought “Zoznam s.r.o.,” one of the leading portals in Slovakia.

In the narrowband sector, T-Com recorded a further decrease in the number of lines in Germany as a result of customer churn and, in part, fixed-mobile substitution effects. Compared with the prior-year quarter, the number of T-Com narrowband lines decreased by 3.8 percent to 35.6 million. At 9.9 million, the total number of T-ISDN lines decreased by a disproportionately large amount, 5.7 percent compared with the end of the third quarter of 2004. This trend can be attributed to the discontinuation of the price advantage of combining T-DSL with T-ISDN (as compared with T-DSL combined with T-Net). The growing saturation of the market and the new integrated voice and Internet products offered by competitors also had a negative impact.

The volume of call minutes generated by end customers continued to decline. This is mainly attributable to the reduction in the number of lines operated by T-Com as a result of leased subscriber lines and to competitors rolling out their own infrastructure. In addition, call-by-call and preselection are contributing to the negative trend in call minutes, though the decline slowed further in the third quarter, following on from the first half of 2005. This can be principally attributed to the success of the “Wünsch Dir Was” (make a wish)(8) calling plan that was successfully introduced on March 1, 2005. This plan has enabled T-Com to further stabilize its market shares(9) for local, national, and fixed-to-mobile calls. At the end of the third quarter of 2005, the customer base for the “Wünsch Dir Was” calling plan had already grown to more than 10.4 million customers. Customers have been especially attracted by the ability to add optional features such as the international rate option “CountrySelect,” already selected by 450,000 customers. This option allows customers to select three countries they can call at especially low rates. T-Com is continuing to develop its range of rate options step-by-step in line with customer needs in order to remain successful in competition in the future.

(8)   Since March 1, 2005 T-Com has been offering a highly simplified rate portfolio with four rate variants (Call Plus, Call Time, XXL and XXL Free-time) and two optional rates (XXL Local und CountrySelect) that can be added to these variants. Since March 1, 2005, the following service features have been included as standard with all lines with Call Plus, Call Time, XXL or XXL Freetime: calling line identification, call waiting, call completion on busy, consultation call, switching between lines, three-way conferencing, call forwarding and calling line identification restriction. In the case of Call Plus/T-Net, however, the service has only included the T-Net Box since August 1, 2005. Furthermore, to-the-minute billing is available for all rates that are currently offered, including those for “City” calls.

(9)   Ratio of call minutes realized on T-Com’s own lines to the total number of minutes in T-Com’s network.

In the third quarter of 2005, Broadband/Fixed Network continued to implement its “Re-Invent” growth program as part of Deutsche Telekom’s Excellence Program. The three strategic elements of “Re-Invent” are “innovation and growth,” “quality and efficiency,” and “customer focus.” For this purpose, T-Com has identified and launched a series of short-term and medium-term campaigns. One of the main goals is to increase innovation. T-Com underscored this strategic goal when it established the new “Innovations” T-Com board department on October 1, 2005, to be headed by Bernd Kolb. At the beginning of July 2005, the new Innovation Center commenced its activities to drive the development of T-Com with new products, solutions and business models. The Innovation Center will be managed by T-Com’s new “Innovations” board department. As part of its “quality and efficiency” drive, T-Com has started radically streamlining its product portfolio to make it simpler and leaner.

Under the umbrella of “Re-Invent,” T-Com has also launched “Simplicity,” a program that is designed to enhance efficiency. A large number of individual measures such as the automation of sales and technology processes, the upgrade of the technical infrastructure, and the streamlining of the product portfolio are intended to reduce personnel requirements.

T-Online:

Customer development and selected KPIs

In the first nine months of 2005, T-Online continued to pursue its strategic focus on maintaining an innovative, sustainable position on the dynamic broadband market.

By marketing full-service packages comprising a DSL line, Internet access and hardware components, T-Online has been making its mark in Germany as a full-service DSL provider since January 31, 2005. This repositioning and the further development of the DSL rate portfolio in July 2005 have enabled T-Online to expand its DSL rate customer base. Since the beginning of the year, a total of 0.8 million German customers have opted for a DSL rate plan, more than 95 percent of whom were won over by the DSL full-package marketing drive. Compared with September 30, 2004, the DSL rate customer base has grown by 37.9 percent to around 4.0 million. The overall DSL rate customer base rose in the same period from 3.2 million to 4.6 million customers. In the third quarter of 2005, T-Online attracted 342,000 new DSL rate customers in Germany. Nevertheless, T-Online’s competitive environment intensified further in the third quarter of 2005.

In its Voice over IP business, T-Online made DSL telephony more attractive in the third quarter of the year. T-Online’s DSL telephony has been rounded off by a video component since mid-August 2005.

An important element for benefiting from the positive development of the broadband market is the expansion of entertainment services. For example, T-Online gained yet another well-known partner from the U.S. film industry for its video-on-demand (VoD) service: Warner Bros. International Television Distribution Studios. As a result, T-Online now has contractual relationships with six major Hollywood studios. At present, T-Online’s video-on-demand service comprises over 1,000 titles from all genres, documentaries, and own productions by ProSiebenSat.1 Media AG, with which T-Online has been collaborating since March this year. The success of this service is demonstrated by the high demand for videos by customers: At the end of the quarter, the number of videos viewed averaged 80,000 per month.

Musicload gives T-Online a leading position on the German online music market. By the end of September 2005, more than 9.5 million titles had been downloaded from Musicload, exceeding the number of downloads in the full-year 2004. With Gamesload, T-Online has established its third digital distribution platform – following video on demand and Musicload – for entertainment on the Net. In the rapidly growing PC games market, T-Online was one of the first major German providers to unveil a proprietary digital purchase platform for full versions of PC games at the Games Convention (adventure fair for interactive entertainment) in mid-August 2005. In a practical comparison carried out by “PC Games” magazine (Nov. 2005 issue), Gamesload was voted the best among seven providers of legal game downloads.

In France, T-Online is setting the scene for setting up its own end-to-end IT-based, high-bandwidth network. This will enable the company to offer customers Internet access, entertainment and broadband communication services with high bandwidth and the required quality. The first step was to sign agreements for the use of optical fiber capacity. Then, T-Online started unbundling the central offices. By the end of September 2005, around 100 central offices had been unbundled, on schedule for the building of T-Online’s own network infrastructure.

T-Online France also continued to position itself as a provider with aggressive prices during the third quarter of 2005: With its offer of unlimited Internet access over a three-month introductory period as well as the possibility of calling fixed lines in France with no time limit using Voice over IP, T-Online France is complying with customers’ wishes for an attractive package comprising Internet access and telephony. The success of such offers increased the French subsidiary’s DSL customer base further in the third quarter of 2005, expanding its market share yet again. T-Online France also posted strong growth in the number of Voice over IP customers. In the third quarter of 2005, more than 50 percent of new customers opted for a Voice over IP offer from T-Online France.

In Spain, T-Online was largely able to complete the announced integration of the newly acquired carrier Albura in the third quarter. To expand its share of the ADSL consumer market in the long term, T-Online is driving ahead the establishment of a network operation of its own with top priority. According to Ya.com planning, 220 central offices should be ready for operation by the end of 2005. Alcatel, a partner in a strategic alliance since the end of September 2005, will supply a turnkey triple-play solution for the network. T-Online has also made further investments to pave the way for launching a product portfolio based on ASDL2+ with rates of up to 20 Mbit/s.

Broadband/Fixed Network:
Development of Operations

				Third quarter of 2005			First three quarters of 2005
		Q1	Q2	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
		2005	2005	2005	2004	%	2005	2004	%	2004
		millions	millions	millions	millions		millions	millions		millions
		of €	of €	of €	of €		of €	of €		of €

Total revenue		6,638	6,489	6,455	6,609	(2.3)	19,582	20,359	(3.8)	27,010
T-Com(a)		6,304	6,119	6,130	6,254	(2.0)	18,553	19,323	(4.0)	25,601
T-Online(a)		509	522	506	486	4.1	1,537	1,474	4.3	2,012
EBIT(b) (profit from operations)		1,506	1,417	1,386	1,296	6.9	4,309	4,228	1.9	5,545
EBIT margin	(%)	22.7	21.8	21.5	19.6		22.0	20.8		20.5

Depreciation, amortization and impairment losses		(1,011)	(1,015)	(990)	(1,181)	16.2	(3,016)	(3,385)	10.9	(4,408)
EBITDA(c)		2,517	2,432	2,376	2,477	(4.1)	7,325	7,613	(3.8)	9,953
Special factors affecting EBITDA(c)		0	(8)	(48)	(18)	n.a.	(56)	(51)	(9.8)	(220)
Adjusted EBITDA(c)		2,517	2,440	2,424	2,495	(2.8)	7,381	7,664	(3.7)	10,173
T-Com(a)		2,436	2,375	2,380	2,358	0.9	7,191	7,287	(1.3)	9,722
T-Online(a)		88	84	73	136	(46.3)	245	383	(36.0)	464
Adjusted EBITDA margin(c)	(%)	37.9	37.6	37.6	37.8		37.7	37.6		37.7
T-Com(a)	(%)	38.6	38.8	38.8	37.7		38.8	37.7		38.0
T-Online(a)	(%)	17.3	16.1	14.4	28.0		15.9	26.0		23.1
Cash capex(d)		(396)	(540)	(600)	(499)	(20.2)	(1,536)	(1,347)	14.0	(2,122)

Number of employees(e)		112,871	113,515	112,893	116,549	(3.1)	113,092	115,386	(2.0)	115,292
T-Com		109,787	110,351	109,581	113,568	(3.5)	109,906	112,438	(2.3)	112,329
T-Online		3,084	3,164	3,312	2,981	11.1	3,186	2,948	8.1	2,963

(a)   T-Com’s prior-year results were adjusted according to the Group’s realignment into three strategic business areas and according to IFRS. T-Online’s prior-year results have been adjusted in line with the transition to IFRS.

(b)   EBIT is profit/loss from operations as shown in the income statement.

(c)   Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(d)   Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(e)   Average number of employees.

Broadband/
Fixed Network:
Total revenue

Total revenue of the Broadband/Fixed Network strategic business area for the first nine months of 2005 was down 3.8 percent to EUR 19.6 billion, a smaller decrease than was recorded for figures for the first half of 2005 compared with the same period in 2004. This development was principally due to the slower decline in revenue at T-Com. Whereas T-Com’s revenue shortfall was still 4.9 percent in the first half of the year, revenue in the third quarter slipped only 2 percent year-on-year to EUR 6.1 billion. T-Online boosted its revenue by 4.3 percent to EUR 1.5 billion in the first nine months of 2005.

T-Com:
Total revenue

T-Com’s total revenue in the first nine months of 2005 decreased by 4 percent year-on-year to EUR 18.6 billion, due to an almost equal decline in inter-segment revenue and net revenue. This decrease is mainly attributable to lower call revenues, the change in the settlement system for mobile handsets at T-Punkt shops since May 1, 2004, and the focus on higher-margin international carrier business in the second half of 2004. A decrease in prices and volumes as well as the transfer of parts of the value chain to T-Systems, particularly in the area of data communications, also had a negative impact on revenue. Successful marketing of broadband lines based on DSL technology, both in retail and resale, was only able to partly compensate for this downturn.

In Germany, total revenue for the first three quarters of 2005 was EUR 16.7 billion, as compared with EUR 17.4 billion in the same period last year.

Revenue in the field of network communications fell by 3.6 percent to EUR 10.4 billion. In total, the positive development of access revenue (including DSL retail) was unable to offset the negative development in call revenues in full. The reduction in revenue from call minutes is the result of price effects caused by the higher number of calling plans sold and by decreases in volumes, partly due to substitution by mobile communications. Call revenues were further reduced as a result of the lower rates for fixed to mobile calls to end customers that took effect on December 15, 2004. Access revenues are now only growing slightly as the decrease in the number of narrowband lines was only slightly overcompensated by the growth in DSL retail lines and the increased marketing of rate options. It should be noted with regard to the revenue development for DSL retail lines that the focus of marketing has been on T-Online DSL package offers since January 31, 2005. Revenue growth in the broadband business is therefore mainly visible in the resale sector, which is included in wholesale revenues.

Revenues from terminal equipment declined by 18 percent to EUR 0.3 billion in the first nine months of the year. This was caused by the continued weak demand for rented and purchased equipment. The improvement in revenue compared with prior quarters is partly due to the “10 Years of Deutsche Telekom” sale, but also to the change in the business model of subsidizing terminal equipment for DSL customers. T-Online is responsible for the marketing of the T-DSL package offers described above. T-Com bills T-Online in full for the terminal equipment as a wholesale service.

In the area of value-added services, the year-on-year revenue decrease of EUR 0.1 billion to EUR 0.8 billion in the first nine months of 2005 was mainly caused by the reduced market for the “Premium Rate Services” product and a migration of traffic from services billed online to services billed offline.

Revenue from data communications stabilized in the third quarter of 2005 compared with the prior quarter as a result of project billing relating to other periods, but, on a cumulative basis, was around 11 percent lower than in the same period in 2004, at EUR 0.9 billion. This was caused by price and volume reductions as well as the increased procurement of products on a low value-added level by the Business Customers business area.

At EUR 3.6 billion, revenue from wholesale products remained almost constant on the prior-year period. The volume growth in subscriber lines resulted in a year-on-year increase in revenue from these products, despite the 9.8 percent rate reduction that was imposed by German regulatory authorities and took effect on April 1, 2005. In addition, revenue from interconnection calls and lines, as well as volume-related revenue from DSL resale products showed positive development. Price adjustments for wholesale products, however, resulted in a reduction in revenue from Internet service providers. The decline in prices and volumes in the International Carrier Services and Solutions (ICCS) business also contributed to a revenue decline.

Revenue from fixed network business in Central and Eastern Europe in the first nine months of 2005 remained almost constant at prior-year levels at EUR 1.9 billion due to the positive development in exchange rates. The decline in revenue in the traditional fixed-network business was only partially offset by growth in broadband and data communications. The growing number of market players who are increasingly offering call-by-call and, more recently, also preselection for consumers stiffened competition, especially in Hungary, which also experienced substitution by mobile communications. Revenues at Magyar Telekom therefore declined by 3.5 percent in local currency. While in Croatia revenue in local currency largely stabilized despite the issue of additional fixed-network licenses, revenue at Slovak Telecom decreased in both local currency and in euros due to the increase in fixed-mobile substitution.

T-Com:
Net revenue

T-Com was able to slow down the year-on-year decline in net revenue from 3.2 percent in the first half of 2005 to 2.5 percent in the first nine months of the year. Net revenue now amounts to EUR 15.0 billion. The decrease can be attributed to lower call revenues caused by the continued loss of market share to fixed-network competitors and the loss of minutes to mobile communications. This decline in revenue was only partly compensated by growing broadband revenue and revenue from wholesale services for competitors, especially in the area of subscriber lines.

T Online:
Total revenue

T-Online generated total revenue of EUR 1.5 billion in the reporting period, an increase of 4.3 percent compared with the first nine months of 2004. At EUR 0.5 billion, revenue in the third quarter of 2005 was 4.1 percent higher than in the prior-year period. The expansion of the broadband business is reflected both in the growing customer base and in the height-ened acceptance of content and services. On the other hand, the reduced DSL rates introduced at the beginning of July 2005 and the reimbursement of activation charges had a negative effect on revenue. The waiving of subscription fees as part of the broadband campaign that was launched in 2004 and continued into the first half of 2005 also impacted revenue. Overall, T-Online is increasingly competing with alternative providers for a share in the growth of the entire broadband market.

Broadband/Fixed Network:
EBITDA, adjusted EBITDA

In the first three quarters of 2005, the Broadband/Fixed Network strategic business area generated EBITDA of approximately EUR 7.3 billion. This figure is around 3.8 percent lower than the corresponding figure for the prior-year period. Adjusted EBITDA decreased to a similar extent to just below EUR 7.4 billion.

T-Com:
EBITDA, adjusted EBITDA

T-Com’s adjusted EBITDA was EUR 7.2 billion in the first nine months of 2005. Adjusted EBITDA fell only EUR 0.1 billion, or 1.3 percent, a considerably lower rate than the decline in revenue. This effect reflects a number of positive factors, including savings from revenue-related costs, such as interconnection services, merchandise, or raw materials and supplies. T-Com also achieved cost reductions for rentals, including from rented office space and the more efficient use of space, improved procurement conditions in the area of logistics, reduced prices for billing services and process improvements in the field of IT. These savings were partially offset, however, by increased personnel costs, the origin-based allocation of the costs of trainees and social security expenses for civil servants, which was previously reported under Headquarters’ costs until the end of last year, increased advertising and selling expenses related to the broadband campaign, and increased litigation expenses. The adjusted EBITDA margin increased from 37.7 percent in the first nine months of 2004 to 38.8 percent in the first three quarters of 2005 as a result of the cost savings. In the first three quarters of 2004, negative special factors of EUR 50 million were recorded for restructuring expenses (severance and voluntary redundancy payments and adjustments to collective agreements in Germany and Central and Eastern Europe). Special factors totaling EUR 56 million were recorded in the first three quarters of 2005, mainly resulting from the severance component from provisions for partial retirement in Germany (Altersteilzeit), severance and voluntary redundancy payments at Magyar Telekom, and the restructuring of the card business at DeTeCard.

T-Com generated adjusted EBITDA of EUR 6.4 billion in Germany in the reporting period. Although adjusted EBITDA declined by EUR 92 million year-on-year, the margin of 37.3 percent in the first three quarters of 2004 increased to 38.5 percent in the corresponding period this year.

The adjusted EBITDA of the subsidiaries in Central and Eastern Europe was EUR 0.8 billion, the same level as the prior-year figure. Positive effects in this respect included workforce reduction, the improvement of cost structures and the outsourcing of non-core business activities. Increased expenses for the broadband marketing campaign had an offsetting effect. The adjusted EBITDA margin of the Eastern European subsidiaries in the first three quarters of 2005 was 41.2 percent.

T-Online:
EBITDA, adjusted EBITDA

Although T-Online’s revenue increased, adjusted EBITDA decreased from EUR 0.4 billion to EUR 0.2 billion. This decrease was mainly attributable to two factors, the first of which being the higher marketing and sales expenses for the combined DSL and entertainment packages. Secondly, the costs incurred in connection with the aggressively pursued market expansion in France – and to a lower extent also in Spain – reduced adjusted EBITDA. The considerable success of this approach to marketing is reflected in the customer figures: The DSL customer base in the “Rest of Europe” segment rose from 310,000 as of September 30, 2004 to 530,000 as of September 30, 2005, an increase of 71 percent.

Broadband/Fixed Network:
EBIT

EBIT in the first three quarters of 2005 rose to around EUR 4.3 billion, an increase of approximately 1.9 percent compared with the prior-year period. In contrast to the development of EBITDA, the decrease in depreciation, amortization, and impairment losses resulting from a restrained investment policy in the previous year, the improvement of procurement conditions, as well as the structural effects of the non-recurrence of investments relating to the development program for Eastern Germany all had a positive impact. The non-recurrence of impairment of goodwill for Slovak Telecom recorded in the previous year also contributed to the improvement.

Broadband/Fixed Network:
Personnel

At 113,092, the average number of employees in the Broadband/Fixed Network strategic business area in the first nine months of 2005 was 2.0 percent lower than the corresponding prior-year figure.

The average number of employees at T-Com was 109,906, representing a decrease of 2,532 year-on-year, while the average number of employees at T-Online was 3,186, an increase of 238. T-Com’s workforce in Germany increased 1.6 percent as a result of employees’ returning from Vivento as part of the employment alliance following the reduction of weekly working hours from 38 to 34, while the number of employees in Central and Eastern Europe decreased by 14.1 percent despite the consolidation of Telekom Montenegro via Magyar Telekom.

Personnel costs at T-Com increased 1.1 percent year-on-year as a result of the collectively agreed wage and salary increase in Germany of 2.7 percent effective January 1, 2005. Other factors included higher additions to provisions, for example for partial retirement, restructuring expenses at Magyar Telekom, and the restructuring of the card business at DeTeCard.

Mobile Communications.

				Change		Change
				Sept. 30,		Sept. 30,
				2005/		2005/
	Mar. 31,	June 30,	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2004	2004	2004
	millions	millions	millions	%	millions	%	Millions

Mobile customers (total)(a)	79.0	80.9	83.1	2.7	75.4	10.2	77.6
T-Mobile Deutschland	27.6	28.2	28.7	1.8	27.4	4.7	27.5
T-Mobile USA	18.3	19.2	20.3	5.7	16.3	24.5	17.3
T-Mobile UK(b)	16.1	16.1	16.3	1.2	15.2	7.2	15.7
T-Mobile Netherlands	2.2	2.3	2.3	0	2.3	0	2.3
T-Mobile Austria	2.0	2.0	2.1	5.0	2.0	5.0	2.0
T-Mobile CZ (Czech Republic)	4.4	4.5	4.6	2.2	4.1	12.2	4.4
T-Mobile Hungary	4.1	4.1	4.1	0	4.0	2.5	4.0
T-Mobile Slovensko(c) (Slovakia)	1.9	1.9	1.9	0	1.8	5.6	1.9
T-Mobile Hrvatska (Croatia)	1.6	1.7	1.7	0	1.4	21.4	1.5
Other(d) (Macedonia and Montenegro)	1.0	1.0	1.1	10.0	0.9	22.2	0.9

(a)   The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown. To facilitate comparison, the customers from newly consolidated companies have been included in the historical values.

(b)   Including Virgin Mobile.

(c)   Customers were included for the first time in the fourth quarter of 2004. Prior-year comparatives have been adjusted; rebranding of EuroTel Bratislava as T-Mobile Slovensko at the beginning of May 2005.

(d)   “Other” includes MobiMak (Macedonia) and MONET (Montenegro). MONET is included for the first time in the second quarter of 2005. Prior-year comparatives have been adjusted.

Mobile Communications:

Customer development and selected KPIs

Growth in the Mobile Communications strategic business area continued unabated, with the T-Mobile companies further increasing customer numbers in the third quarter of 2005. Overall, the customer base grew by 2.2 million in the third quarter of 2005 and thus exceeded the increases recorded in both the second quarter of 2005 and the prior-year quarter. The number of customers with a fixed-term contract rose by 1.1 million in the reporting period. This accounts for over 50 percent of customer growth. The strong development of the Relax calling plans in Western Europe was also very positive: The number of Relax customers increased by almost 25 percent quarter-on-quarter to 4.6 million at the end of the third quarter of 2005. Relax customers now account for 22 percent of all contract customers in Western Europe.

In the past twelve months, the T-Mobile group’s customer base increased by around 7.7 million, up by more than 10 percent. T-Mobile USA and T-Mobile Deutschland were again the main growth drivers in the third quarter of 2005.

For the first time, T-Mobile USA now serves more than 20 million customers. The company passed this key milestone in its growth by recording more than 1 million net additions in the third quarter of 2005 and a total of around 4 million additions within the space of a year. At the same time, ARPU(10) increased further to EUR 42 in the third quarter of 2005. The successful marketing of the BlackBerry continued in the third quarter of 2005: T-Mobile USA recorded 68,000 new customers and now provides this future-oriented service to over 662,000 customers. The churn rate remained almost unchanged at 2.9 percent. The churn rate for contract customers decreased from 2.6 percent in the third quarter of 2004 to 2.4 percent in the third quarter of 2005.

T-Mobile Deutschland was able to gain 530,000 new customers in a difficult market environment, despite a slight increase in the churn rate. This primarily reflects the successful launch of the new calling plans and the other Relax products. The number of Relax customers in Germany increased by 500,000 quarter-on-quarter  and now totals over 2.4 million. ARPU was stable compared with the prior quarter at EUR 23.

In the United Kingdom, T-Mobile generated customer growth of 259,000 in the third quarter of 2005. The churn rate fell to 3.1 percent. T-Mobile UK also further increased its ARPU by EUR 1 to EUR 29.

All other T-Mobile companies also continued to record positive growth trends. In addition to increasing customer numbers, their ARPU in euros rose or remained stable compared with the second quarter of 2005.

(10) ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T Mobile customers. Visitor roaming revenues are included in ARPU as of the first quarter of 2005. Deutsche Telekom believes this improves comparability with competitor data calculated in the same manner. Historical data was restated accordingly.

Mobile Communications: Development of operations

						Third quarter of 2005				First three quarters of 2005
		Q1		Q2		Q3		Q3	Change	Q1 - Q3		Q1 - Q3	Change	2004
		2005		2005		2005		2004	%	2005		2004	%
		millions		millions		millions		millions		millions		millions		millions
		of €		of €		of €		of €		of €		of €		of €

Total revenue(a)		6,746		7,197		7,648		6,914	10.6	21.591		19,835	8.9	26,527
of which: T-Mobile D		2,074		2,128		2,212		2,261	(2.2)	6,414		6,560	(2.2)	8,745
of which: T-Mobile USA		2,598		2,858		3,108		2,458	26.4	8,564		6,828	25.4	9,278
of which: T-Mobile UK		988		1,013		1,058		1,106	(4.3)	3,059		3,347	(8.6)	4,344
of which: T-Mobile NL		256		267		264		270	(2.2)	787		787	0.0	1,046
of which: T-Mobile A		222		213		230		221	4.1	665		666	(0.2)	882
of which: T-Mobile CZ		217		229		239		213	12.2	685		602	13.8	827
of which: T-Mobile HU		256		275		285		274	4.0	816		775	5.3	1,049
of which: T-Mobile HT		101		129		157		136	15.4	387		331	16.9	436
of which: T-Mobile Slovensko(b)		86		93		97		—	n.a.	276		—	n.a.	—
of which: Other(c)		31		45		53		36	47.2	129		101	27.7	135
EBIT
(Profit (loss) from operations)		966		1,263		1,540		(846)	n.a.	3,769		331	n.a.	1,510
EBIT margin	(%)	14.3		17.5		20.1		(12.2)		17.5		1.7		5.7
Depreciation, amortization and impairment losses		(1,136)		(1,180)		(1,185)		(3,215)	63.1	(3,501)		(6,066)	42.3	(6,953)
EBITDA(d)		2,102		2,443		2,725		2,369	15.0	7,270		6,397	13.6	8,463
Special factors affecting EBITDA(d)		(9	)(e)	(38	)(f)	(5	)(g)	—	n.a.	(52	)(h)	70 (i)	n.a.	68 (j)
Adjusted EBITDA(d)		2,111		2,481		2,730		2,374	15.0	7,322		6,327	15.7	8,395
Adjusted EBITDA margin(d)	(%)	31.3		34.5		35.7		34.3		33.9		31.9		31.6
Cash capex(k)		(2,505)		(1,007)		(827)		(697)	(18.7)	(4,339)		(2,289)	(89.6)	(3,078)

Number of employees(l)		48,914		49,271		49,101		48,111	2.1	49,095		47,285	3.8	47,418

The Mobile Communications strategic business area includes all activities of the fully consolidated mobile communications companies in Germany, the United Kingdom, the United States, the Czech Republic, Austria, the Netherlands, Hungary, Croatia, Slovakia, Macedonia, and Montenegro, as well as minority investments in Poland and, until the end of September 2005, in Russia.

(a)   The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

(b)   Fully consolidated as of the first quarter of 2005.

(c)   “Other” includes the revenues generated by MobiMak (Macedonia) and MONET (Montenegro). MONET is fully consolidated as of the second quarter of 2005.

(d)   Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(e)   Expenses at T-Mobile Austria for “Save for Growth” (EUR 7 million), expenses at T-Mobile Deutschland for Vivento (EUR 2 million).

(f)    Expenses for “Save for Growth” at T-Mobile Deutschland (EUR 33 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 2 million), expenses at T-Mobile Deutschland for Vivento (EUR 1 million).

(g)   Expenses for “Save for Growth” at T-Mobile UK (EUR 4 million), T-Mobile International AG & Co. KG (EUR 1 million).

(h)   Expenses for “Save for Growth” at T-Mobile Deutschland (EUR 33 million), T-Mobile Austria (EUR 7 million), T-Mobile UK (EUR 4 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 3 million); expenses at T-Mobile Deutschland for Vivento (EUR 3 million).

(i)    Proceeds from the sale of Virgin Mobile (EUR 75 million) at T-Mobile UK, expenses at T-Mobile Deutschland for Vivento (EUR 5 million).

(j)    Proceeds from the sale of Virgin Mobile (EUR 75 million) at T-Mobile UK, expenses at T-Mobile Deutschland for Vivento (EUR 7 million).

(k)   Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(l)    Average number of employees.

Mobile Communications:

Total revenue

In the first nine months of 2005, T-Mobile boosted its revenue by 8.9 percent or EUR 1.8 billion year-on-year. In addition to the first-time consolidation of the Slovakian mobile communications company, this increase was principally attributable to revenue growth of more than 25 percent at T-Mobile USA. The companies in Croatia and the Czech Republic also recorded a substantial increase in revenue with double-digit growth rates. With the exception of T-Mobile UK, all companies profited from an increase in ARPU-related revenue. The decline in revenue in the United Kingdom was due in particular to the cut in termination charges. The revenue losses in Germany resulted mainly from the drop in low-margin revenue from terminal equipment.

Mobile Communications:

EBITDA, adjusted EBITDA

EBITDA in the Mobile Communications strategic business area rose to EUR 7.3 billion in the first three quarters of 2005. This resulted in EBITDA growth of 13.6 percent in the first nine months of the 2005 financial year. At the same time, adjusted EBITDA increased by 15.7 percent to EUR 7.3 billion. The EBITDA margin improved to 33.9 percent. The adjusted EBITDA contributions by T-Mobile USA and T-Mobile Deutschland in the third quarter of 2005 were equal for the first time at EUR 0.9 billion each. The main contributors to adjusted EBITDA in the first nine months of 2005 were again T-Mobile Deutschland with EUR 2.7 billion, followed by T-Mobile USA with EUR 2.4 billion, and T-Mobile UK with approximately EUR 1 billion.

The EBITDA margin in the third quarter was 43 percent in Germany, 30 percent in the United States, and 37 percent in the United Kingdom. T-Mobile UK’s EBITDA was lifted by the reversal of a provision for other taxes in the amount of approximately GBP 27 million.

Mobile Communications:

EBIT

EBIT increased by EUR 3.4 billion in the first nine months of 2005 to EUR 3.8 billion. In the prior year, EBIT was affected by exceptional expenses of EUR 3.6 billion arising from the impairment of mobile communications licenses and goodwill. Adjusted for special factors, EBIT declined by EUR 0.1 billion to EUR 3.8 billion. This decrease is essentially attributable to higher amortization of UMTS licenses, which under IFRS can only be recognized from the start of network operations.

Mobile Communications:

Personnel

In the first nine months of 2005, the average number of employees in the Mobile Communications strategic business area increased by 1,810 year-on-year to 49,095. This rise relates mainly to staff additions at the fast-growing subsidiary T-Mobile USA and to the newly consolidated operations in Slovakia and Montenegro. In contrast, there were fewer employees at T-Mobile companies in Western Europe.

Business Customers.

						Change			Change
						Sept. 30,			Sept. 30,
						2005/			2005/
			Mar. 31,	June 30,	Sept. 30,	June 30,		Sept. 30,	Sept. 30,		Dec. 31,
			2005	2005	2005	2005		2004	2004		2004
						%			%

Enterprise Services(a)
Computing & Desktop Services
Processor capacity	(MIPS	)(b)	130,429	126,656	129,349	2.1		124,448	3.9		130,786
Number of servers managed and serviced	(units	)	36,360	38,290	39,223	2.4		34,360	14.2		35,418
Number of workstations managed and serviced	(millions of units	)	1.26	1.29	1.34	3.9		1.26	6.3		1.22
Proportion of support activities, Germany	(%	)	60.5	61.1	63.3	2.2	(p)	60.0	3.3	(p)	60.6
Proportion of retail, Germany	(%	)	39.5	38.9	36.7	(2.2	)(p)	40.0	(3.3	)(p)	39.4
Systems Integration
Hours billed(c)	(millions	)	2.8	5.8	8.6	—		8.7	(1.1)		11.7
Utilization rate(d)	(%	)	77.3	78.1	78.3	0.2	(p)	77.1	1.2	(p)	77.8

Business Services(a)
Voice revenue(c)	(millions of €	)	455	946	1,396	—		1,440	(3.1)		1,933
Data revenue (legacy/IP)(c)	(millions of €	)	579	1,150	1,735	—		1,852	(6.3)		2,593
IT revenue(c),(e)	(millions of €	)	81	185	278	—		203	36.9		314

(a)          The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)         Million instructions per second.

(c)          Cumulative figures at the balance sheet date.

(d)         Ratio of average number of hours billed to maximum possible hours billed per period.

(e)          The definition of IT revenue was broadened due to the extension of the IT strategy as part of the “Focus on Growth” program. Prior-period comparatives have been adjusted accordingly.

Business Customers:

Selected KPIs

The Business Customers strategic business area contributed to the further improvement of the Group’s profit situation in the third quarter of 2005. This clearly reflects the success of the “Focus on Growth” program, which is enabling T-Systems to further strengthen its customer relationships and develop new growth potential.

By expanding or acquiring new customer projects in the third quarter, for example, Computing & Desktop Services increased the number of servers managed and serviced by 14.2 percent year-on-year. The number of IT workstations managed and serviced also rose by 6.3 percent in the same period. At Systems Integration, the systematic implementation of the growth program was reflected in another increase in capacity utilization. The utilization rate rose by 1.2 percentage points compared with the prior-year quarter.

T-Systems generated substantial growth in IT revenue from key accounts and small and medium-sized enterprises (SMEs). This enabled Business Services to partially offset the decline in revenue affecting the voice and data (legacy) business as a result of ongoing price and competitive pressure.

Business Customers:

Development of operations

			Third quarter of 2005			First three quarters of 2005
	Q1	Q2	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2005	2005	2004	%	2005	2004	%	2004
	millions	millions	millions	millions		millions	millions		millions
	of €	of €	of €	of €		of €	of €		of €

Total revenue	3,124	3,206	3,143	3,169	(0.8)	9,473	9,516	(0.5)	12,957
EBIT (profit from operations)	180	184	199	214	(7.0)	563	513	9.7	570
Special factors affecting EBIT	(1)	(5)	(34)	(5)	n.a.	(40)	(51)	21.6	(121)
Adjusted EBIT	181	189	233	219	6.4	603	564	6.9	691
Adjusted EBIT margin (%)	5.8	5.9	7.4	6.9		6.4	5.9		5.3

Depreciation, amortization and impairment losses	(215)	(221)	(213)	(234)	9.0	(649)	(709)	8.5	(947)
EBITDA(a)	395	405	412	448	(8.0)	1,212	1,222	(0.8)	1,517
Special factors affecting EBITDA(a)	(1)	(5)	(34)	(5)	n.a.	(40)	(51)	21.6	(121)
Adjusted EBITDA(a)	396	410	446	453	(1.5)	1,252	1,273	(1.6)	1,638
Adjusted EBITDA margin(a) (%)	12.7	12.8	14.2	14.3		13.2	13.4		12.6

Cash capex(b)	(132)	(168)	(162)	(193)	16.1	(462)	(528)	12.5	(757)

Number of employees(c)	51,314	51,727	51,897	51,593	0.6	51,646	52,227	(1.1)	51,978

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(b)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)          Average number of employees.

Business Customers:

Total revenue

At approximately EUR 9.5 billion, the total revenue of the Business Customers strategic business area was slightly lower than the prior-year level. The Enterprise Services business unit increased its revenue by 1.9 percent year-on-year, which allowed T-Systems to largely offset the decline in revenue at Business Services of 4.6 percent compared with the prior-year period.

In the reporting period, Systems Integration underpinned the continued positive development of the Enterprise Services business unit, lifting revenue by 3.7 percent by systematically implementing the “Focus on Growth” measures. This resulted in significant growth of 5.7 percent over the prior-year quarter.

Computing & Desktop Services also continued to record positive revenue development. T-Systems’ revenue from computing center services, and from IT workstations managed and serviced, increased by 1.6 percent compared with the first nine months of the previous year. The measures initiated under the “Focus on Growth” program, including business process out-sourcing programs, made a key contribution to developing new growth potential.

At 4.6 percent, the decline in revenue at Business Services slowed in the third quarter of 2005. The IT initiative for SMEs launched in March 2005 had a sustained positive effect on revenue.

Business Customers:

Net revenue

At EUR 6.7 billion, the volume of business conducted with companies outside the Deutsche Telekom Group remained at the prior-year level. The main contributors to net revenue were the Enterprise Services business unit with approximately EUR 3.6 billion, and the Business Services unit with approximately EUR 3.1 billion.

Systems Integration recorded an extremely encouraging development, halting the negative trend in the first two quarters with year-on-year revenue growth of 11.3 percent in the third quarter 2005.

Computing & Desktop Services maintained its strong position in a highly competitive market. External revenue increased by 1.3 percent compared with the first nine months of 2004.

External revenue generated by Business Services was down 2.8 percent year-on-year. The successful implementation of the unit’s IT strategy for SMEs and the reacquisition of customers for telecommunications services could not fully offset the ongoing price and competitive pressure.

Business Customers:

EBITDA, adjusted EBITDA

In the first three quarters of 2005, T-Systems generated adjusted EBITDA of approximately EUR 1.3 billion. The Enterprise Services business unit contributed to this with an increase of 3.1 percent, the positive development recorded by Computing & Desktop Services being a key factor with growth of 9.6 percent. However, this did not allow T-Systems to fully offset the decline in EBITDA at the Business Services unit, which is primarily due to strategic pricing measures to reacquire telecommunications customers.

At approximately EUR 1.2 billion, EBITDA is at the same level as the prior-year figure.

Business Customers:

EBIT, adjusted EBIT

T-Systems increased EBIT in the reporting period by 9.7 percent year-on-year. This is mainly due to lower depreciation, amortization and impairment losses.

Adjusted EBIT increased by 6.9 percent compared with the prior-year period.

Business Customers:

Personnel

The average headcount for the Business Customers strategic business area decreased by 581 as compared with the first nine months of 2004 to 51,646 employees.

Group Headquarters & Shared Services.

(a)          Group Headquarters primarily includes subsidiaries such as Deutsche Telekom International Finance B.V., Deutsche Telekom Holding B.V. and T-Venture Holding GmbH.

(b)         Real Estate Services (GuG) = Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien), DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH (GMG), Sireo Real Estate Asset Management GmbH (Sireo), Power and Air Condition Solution Management GmbH & Co. KG (PASM), and TELIT Szolgáltató Részvénytársaság.

(c)          Including Vivento Customer Services GmbH (VCS) and Vivento Technical Services GmbH (VTS).

(d)         Primarily: DeTeAssekuranz - Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Deutsche Telekom Training GmbH, Leipzig University of Applied Sciences, Human Resources Management, Accounting & Controlling.

(e)          The former shared service Billing & Collection has been part of the Business Customers strategic business area since the beginning of 2005.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the units. The Shared Services unit includes in particular Vivento, Real Estate Services, and DeTeFleetServices GmbH – the full-service provider of fleet management and mobility services. Since January 1, 2005, the former shared service Billing & Collection has been managed within the Business Customers strategic business area under the T-Systems brand name.

Real Estate Services, the shared service responsible for managing and servicing Deutsche Telekom AG’s real estate assets primarily in Germany, was expanded at the beginning of 2005 to include PASM Power and Air Condition Solution Management GmbH & Co. KG. The real estate group has been represented outside Germany for the first time since the first quarter of 2005 with the Hungarian-based TELIT Szolgáltató Részvénytársaság. This subsidiary, which was established by Deutsche Telekom Immobilien und Service GmbH in collaboration with a local partner, provides facility management services for Magyar Telekom and also offers these services to other companies in the Hungarian market.

In the third quarter of 2005, Vivento continued successfully placing employees in jobs and creating employment prospects. Through the interplay of four strategic pillars – driving external workforce reduction, filling internal positions with Vivento employees, migrating additional staff to the Vivento business lines, and driving forward internal projects – approximately 4,900 employees left Vivento in the first three quarters of 2005. Vivento’s main goal is to reduce the Group’s workforce in the long term and to provide employees with new, lasting prospects both inside and outside the Group. Approximately 17,700 employees have found jobs outside Vivento since its formation. In the first nine months of 2005, Vivento took over around 1,900 employees from the Deutsche Telekom Group. This increased the number of transferred staff to some 33,700 since Vivento was established. Approximately 750 of the around 16,000-strong workforce are Vivento’s own employees/members of management, over 7,000 work in either of the two Vivento business lines, and around 8,250 are transferees. Approximately 5,300 of these transferees were engaged on a contract or temporary basis. In total, 83 percent of all Vivento employees were in employment or training as of September 30, 2005.

Vivento was particularly successful in placing employees externally over the past few months. This situation and the utilization of all the statutory possibilities for placing employees with civil servant status increased the percentage of civil servants at Vivento. Not including the business lines, civil servants made up around 50 percent of Vivento’s workforce in September 2004 and approximately 70 percent at the end of September 2005. Given these high percentages, Vivento intends to focus more heavily on securing employment opportunities for civil servants in the future. Its main project continues to be the successful cooperation with the Federal Employment Agency (Bundesagentur für Arbeit) and municipal governments in connection with the Federal Government’s Hartz IV program. In this project, Vivento employees assist the Agency with support and job placements for the long-term unemployed.

Employment at Vivento Customer Services GmbH (VCS) and Vivento Technical Services GmbH (VTS) continued to develop positively up to the third quarter of 2005. VCS with its 18 sites increased its workforce to approximately 2,900 by September 30, 2005. In addition, around 450 employees worked on a contract or temporary basis at VCS as of this date. The number of permanent employees at VTS increased during the reporting period to around 1,700. In addition, this entity also had around 500 contract and temporary staff.

Following the Business Finder competition in 2004, Vivento successfully launched two new employment projects this year: Digital Services from Vivento and Vertixx. The services offered by Digital Services from Vivento include automated invoicing, digitization of incoming mail, and digitization and filing of records and invoices. Vertixx provides all services relating to online sales for companies with used goods, stock, or residual items that have been written off. Now that they have started operations, Digital Services from Vivento and Vertixx offer good employment prospects for transferees.

Group Headquarters & Shared Services:

Development of operations

			Third quarter of 2005			First three quarters of 2005
	Q1	Q2	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2005	2005	2004	%	2005	2004	%	2004
	millions	millions	millions	millions		millions	millions		millions
	of €	of €	of €	of €		of €	of €		of €

Total revenue	853	883	867	887	(2.3)	2,603	2,635	(1.2)	3,526
EBIT (loss from operations)	(292)	(231)	(342)	(238)	(43.7)	(865)	(880)	1.7	(1,432)
EBIT margin (%)	(34.2)	(26.2)	(39.4)	(26.8)		(33.2)	(33.4)		(40.6)

Depreciation, amortization and impairment losses	(209)	(211)	(213)	(237)	10.1	(633)	(637)	0.6	(876)
EBITDA(a)	(83)	(20)	(129)	(1)	n.a.	(232)	(243)	4.5	(556)
Special factors
affecting EBITDA(a)	(11)	46	(34)	21	n.a.	1	31	(96.8)	(8)
Adjusted EBITDA(a)	(72)	(66)	(95)	(22)	n.a.	(233)	(274)	15.0	(548)
Adjusted EBITDA margin(a) (%)	(8.4)	(7.5)	(11.0)	(2.5)		(9.0)	(10.4)		(15.5)
Cash capex(b)	(56)	(118)	(123)	(133)	7.5	(297)	(317)	6.3	(518)

Number of employees(c)	30,868	29,997	29,633	32,108	(7.7)	30,166	33,272	(9.3)	32,872
of which: at Vivento(d)	17,700	16,500	16,000	19,400	(17.5)	16,000	19,400	(17.5)	19,000

(a)          Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(b)         Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)          Average number of employees.

(d)         Number of employees at the balance sheet date, including Vivento’s own staff and management. Prior-year comparatives have been adjusted. Figures rounded.

Group Headquarters & Shared Services:

Total revenue

The total revenue of Group Headquarters & Shared Services decreased slightly year-on-year in the first three quarters of 2005. This is attributable to the decline in revenue generated in Real Estate Services - mainly because of the lower volumes of orders being placed by customers as a result of the conversion to new market-based lease models with the strategic business areas. This decline was partially offset by a slight increase in revenues at DeTeFleetServices GmbH and higher revenues generated by the two Vivento business lines Call Center Unit and VTS, resulting from the further expansion of business activities compared with the previous year.

Group Headquarters & Shared Services:

EBITDA, adjusted EBITDA

EBITDA improved in the first nine months of 2005 despite slightly lower revenue compared with the same period in 2004. This is mainly due to Vivento’s smaller workforce than in the prior year. In addition, the costs of trainees and social security expenses for civil servants, which had previously been reported under Headquarters’ costs but are now allocated according to their origin, no longer impact costs at Group Headquarters. These positive effects more than compensated for the decline in EBITDA in Real Estate Services, which was primarily caused by the lower revenues generated in this area. In addition, EBITDA in the prior-year period had been positively affected by earnings resulting from the completion of projects under development, but no comparable earnings were generated during the reporting period. Special factors in the first three quarters of 2005 amounted to EUR 1 million and consist of transfer payments to Vivento, income from insurance refunds, and charges for voluntary redundancy payments. Special factors of EUR 31 million in the prior-year period had a positive effect on EBITDA. These comprised transfer payments to Vivento and charges for voluntary redundancy payments. Adjusted for these special factors, EBITDA increased by EUR 41 million compared with the first three quarters of 2004.

Group Headquarters & Shared Services:

EBIT

EBIT improved by EUR 15 million compared with the first nine months of the previous year. Apart from higher EBITDA, EBIT also rose on account of a slight decrease in depreciation, amortization, and impairment losses.

Group Headquarters & Shared Services:

Personnel

The average number of employees during the reporting period was 30,166. This further decline from the prior-year figure is principally due to a reduction in staff at Vivento.

Outlook.

Highlights after the balance sheet date (September 30, 2005).

Broadband/Fixed Network:

T-Com

Federal Network Agency is reviewing the Call Time 240 rate.

•                  For the first time since the new German Telecommunications Act was enacted in 2004, the Federal Network Agency initiated a proceeding on October 12, 2005 to review end-customer rates retrospectively. This review applies to the Call Time 240 rate, under which T-Com’s ISDN customers have received 240 calling minutes for “City” calls and calls within Germany for a small surcharge since September 1, 2005.

Broadband/Fixed Network:

T-Online

New broadband offers.

•                  T-Online expects sales of broadband services to continue to develop positively. The trend towards bigger bandwidths favors this development. Now that the “dsl flat classic” plan, which had formerly been offered only in conjunction with a T-DSL1000 and 2000 line, has been extended for use with a T-DSL 6000 line, users can download files at speeds up to a maximum of almost 100 times the speed of ISDN. In addition, since the beginning of November, T-Online has also been offering new rates as part of the Voice over IP flat rate to expand its DSL telephony offering tailored to specific target groups.

Mobile Communications

HSDPA: Sales of data cards started.

•                  As it continues to roll out one of the world’s most modern mobile communications platforms, T-Mobile began selling HSDPA data cards in Germany. As compared to the maximum bandwidth of up to 384 kbit/s that can now be used for data transmission in the UMTS network, HSDPA allows for data transmission at speeds of up to 1.8 Mbit/s. In time for CeBIT 2006, T-Mobile plans to launch the commercial use of HSDPA in all areas where T-Mobile Deutschland already provides UMTS coverage.

T-Mobile introduces the FLASH-OFDM network technology in Slovakia.

•                  In Slovakia, T-Mobile has launched one of the first commercial mobile broadband services in Europe, using the FLASH-OFDM network technology of Flarion Technologies. This service has been available in certain areas of Bratislava and in 19 other cities of Slovakia since October 17, 2005.

Customers of this T-Mobile Slovensko service are able to download mobile data at an average speed of up to 1 Mbit/s and upload mobile data at an average speed of up to 256 kbit/s, making the offer attractive both to business customers and consumers.

Business Customers

Sparkassen financial group extends large-scale contract with T-Systems.

T-Systems will continue to provide data networks for approximately 460 Sparkassen banks in Germany and their alliance partners. The contract has a term of four years and is worth an amount in the triple-digit millions. The renewal of this IT service contract with the Sparkassen group affirms the top quality of T-Systems services for the banking sector.

Government of Catalonia renews large-scale contract.

The government of Catalonia has again chosen T-Systems to provide and operate its information and communications systems. The contract covers the operation of the data center and storage network, the mapping of business processes with special software, and the protection and restoration of data. The contract is set to run until 2009 and is worth EUR 87 million.

Development of revenue and profit.(11)

Net revenue

For 2005, Deutsche Telekom again expects clear growth in net revenue. This expectation is supported by the growth programs of the strategic business areas initiated as part of the Excellence Program.

EBITDA

The maxim of profitable growth will continue to be Deutsche Telekom’s primary value-based management criterion in 2005. With the support of the Excellence Program, the Group also expects sustained efficiency improvements in 2005, which should have a favorable effect on EBITDA growth.

Deutsche Telekom is expecting a positive effect on earnings (special factor) in the fourth quarter of 2005 from the anticipated reduction in liabilities relating to the annual deficit compensation for the Postal Civil Service Health Insurance Fund (Postbeamtenkranken-kasse). The basis for this is the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation) adopted in the third quarter of 2005, which, among other things, lays down a new governance and financing structure for the Postal Civil Service Health Insurance Fund. The Act comes into force on December 1, 2005.

(11)   These assumptions are based on current plans, estimates, and projections. Deutsche Telekom can give no assurance that the revenue and profit actually generated in 2005 will be in line with its expectations. Certain aspects of the Group’s planning depend on circumstances that Deutsche Telekom cannot influence. For the description of some of the factors that might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the “Forward-Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of this report.

Finance costs

In the 2005 financial year, Deutsche Telekom expects a year-on-year decrease in its finance costs as a result of lower average net debt than in 2004.

Net profit

Deutsche Telekom assumes that the increase in revenue and efficiency will have a favorable impact on net profit in the 2005 financial year despite the ensuing higher income tax expenses.

Net debt

Planned investments, measures associated with the merger of T-Online into Deutsche Telekom, and dividend payments will entail higher cash outflows in 2005. These outflows will largely be covered by cash flows arising from operating activities. Deutsche Telekom does not expect significant changes in the ratio of net debt to adjusted EBITDA for 2005.

Broadband/ Fixed Network

The Broadband/Fixed Network strategic business area expects the marketing of broadband lines, Internet services, voice telephony and multimedia services such as video on demand, music downloads and games to have a sustained positive effect on the sale of broadband services in the future. By introducing packages with combination products and services and reducing the price for the DSL flat rate, Broadband/Fixed Network is taking steps to position itself accordingly in the market. In traditional fixed-network telephony, Broadband/Fixed Network anticipates a continued revenue decline against the backdrop of reductions in the number of lines, market share losses and price effects on calls due to fixed-mobile substitution, and competitor activities. Through efficiency enhancement programs, T-Com will try to secure an appropriate share of growth on the broadband market and to generate additional cost savings in traditional business.

In light of increasing competition, reinforcing competitiveness is of central importance. The focus is on aligning the business with two fundamental trends in the European Internet market: the growing significance of broadband technology and the related expansion of user options as well as the further customization and tailoring of products and services to meet customer needs. The business area expects this focus to have a positive impact on revenue.

The Broadband/Fixed Network business area aims to maintain its profit at a high level.

Mobile Communications

In its drive to increase revenue, T-Mobile will continue to focus on service revenues. Accordingly, low-margin revenues from terminal equipment will remain of secondary importance. T-Mobile USA will remain the primary growth driver. T-Mobile expects a further increase in EBITDA and a slight year-on-year improvement in the EBITDA margin for the full 2005 financial year. The further development of U.S. dollar and pound sterling exchange rates may have an effect on T-Mobile’s revenue and profit.

Business Customers

The Business Customers strategic business area is forecasting stable development in total revenue for the full 2005 financial year. The main driving force behind this development will be the positive development at the Enterprise Services business unit. The “Focus on Growth” program, which was launched in connection with the Excellence Program at Deutsche Telekom,  is also expected to contribute to the positive profit development over the remaining course of the 2005 financial year.

Group Headquarters & Shared Services

The unit’s EBITDA is influenced largely by Vivento and, in particular, by the success of the expansion of the business line activities and the realization of further employment opportunities. In addition, Group Headquarters & Shared Services is expecting a positive effect on earnings (special factor) in the fourth quarter of 2005 from the anticipated reduction in liabilities relating to the annual deficit compensation for the Postal Civil Service Health Insurance Fund.

Development of results 2006 - 2007.(12)

Net revenue

Deutsche Telekom expects net revenue of the Group to continue to grow substantially in 2006 and 2007, in particular at Mobile Communications and Business Customers. Deutsche Telekom also expects the Broadband/Fixed Network business area to achieve a turn-around in the development of its revenue in 2007 after experiencing another decline in 2006.

Adjusted EBITDA

To achieve this revenue target Deutsche Telekom plans increased investments in areas such as new customer acquisition, launching new products on the market, and also in marketing. As a result of these investments, EBITDA in 2006 will probably not reach the level that will be achieved in 2005. Deutsche Telekom expects EBITDA in 2007 to increase significantly over the 2006 figure, primarily as a result of revenue growth. In addition, cost savings are to underpin earnings growth.

(12)   The assumptions made in this section are based on current plans, estimates, and projections. Deutsche Telekom can give no assurance that the results actually generated in 2006 and 2007 will be in line with its expectations. Certain aspects of the Group’s planning depend on circumstances that Deutsche Telekom cannot influence. For the description of some of the factors that might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the “Forward-Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of this report.

Personnel developments 2006 - 2008.

The ongoing worldwide realignment of the telecommunications industry and, in particular, the tough competitive environment in the fixed network and broadband sector in Germany, imposed in part by the regulatory situation, and the rapid pace of technological development intensify the challenges facing the entire Deutsche Telekom Group in the pursuit of its target to put the Company on a viable and competitive basis in the long-term. Against this backdrop, Deutsche Telekom has to restructure its workforce, including cutting staff. Deutsche Telekom issued an ad-hoc notification on November 2, 2005 making a forward-looking statement on the staff cuts. Deutsche Telekom expects about 32,000 employees within Germany to leave the Group within the next three years. This includes about 7,000 employees who will be outplaced from Vivento as part of the deconsolidation of the business lines. While the other 25,000 employees will leave the Group, around 6,000 new employees are to be recruited, in particular young experts and junior staff to support the roll-out of new technologies and the alignment of the Company towards better service and higher quality. Staff restructuring will also be pushed ahead by the creation of new jobs in new business areas, such as the construction of a high-speed fiberoptic network. The net reduction of jobs over the next three years will therefore be 19,000.

The background of this net job reduction of 19,000 staff is the comprehensive restructuring of jobs within the Group. The gross reduction of 27,000 jobs is to be partially offset by the creation of about 8,000 new jobs. 20,000 jobs will be cut at T-Com as part of the Simplicity project, 1,500 in the Group’s centralized functions and 5,500 at T-Systems. 3,000 jobs will be created at T-Punkt shops and 5,000 jobs for the roll-out of the high-speed fiber-optic network.

The downsizing will generally be carried out in a socially considerate way. Deutsche Telekom will stick to the agreement reached with the trade unions in 2004 to avoid compulsory redundancies.

The cost of the entire program is about EUR 3.3 billion spread over the next three years.

Risk situation.

For additional explanations, please refer to the “Disclaimer” at the end of this report and to the other risk factors described in the management report as of December 31, 2004 and the Annual Report on Form 20-F.

Regulation.

•                  Deutsche Telekom intends to invest in a high-speed fiber-optic network in several major German cities to offer customers enhanced services via their telephone lines, such as video on demand, in addition to telephony and the Internet. However, this assumes the existence of clear regulatory conditions that will enable an appropriate return on investment.

Legal.

•                  On October 19, 2005, two actions were served on Deutsche Telekom - one by telegate AG for damages of approximately EUR 86 million plus interest,  and another by telegate AG’s founding shareholder Dr. Harisch, for damages of approximately EUR 329 million plus interest. The plaintiffs accuse Deutsche Telekom of including inadmissible costs in the selling prices for customer data. Due to the alleged adverse effect that this had on telegate AG’s positioning in the market, the resulting capital increases that this required, and the weaker development of telegate AG’s share price, both telegate AG and Dr. Harisch claim that they incurred losses in the amounts asserted.

Impairment tests.

•                  Deutsche Telekom performes its annual impairment test at September 30. Deutsche Telekom has not completed this test for its mobile business in the UK (‘T-Mobile UK’) and it is still evaluating information from a number of different sources, including the announcement made byTelefonica on October 31, 2005 that it plans to acquire the British O2 group for a price of 200 pence per share (approximately GBP 17.7 billion). This analysis may result in an impairment charge. Any such impairment charge could be significant.

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT). To calculate EBITDA, this measure of earnings before profit/loss attributable to minority interests, income taxes and net financial income/expense is additionally adjusted for depreciation, amortization andimpairment losses. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, net financial income/expense includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and measure the performance of the individual strategic business areas.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors. Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. Further details of the effects of special factors on Group EBITDA and the EBITDA of the strategic business areas can be found in the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the strategic business areas were affected by a range of special factors in both the reporting period and the prior-year period.

The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/ loss from operations, net financial income/expense, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The tables in the sections on the strategic business areas and under “Deutsche Telekom at a glance” outline the way in which Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for the strategic business areas from profit/ loss from operations in accordance with IFRS. The special factors are presented for the reporting period and the comparative prior-year period.

Special factors affecting EBITDA

Negative special factors affecting EBITDA in the first three quarters of 2005 totaling EUR 147 million mainly included personnel and non personnel-related restructuring expenses as well as expenses relating to severance and voluntary redundancy payments, together accounting for EUR 188 million. Income from insurance refunds of EUR 41 million had a positive effect on Group EBITDA. In addition, intra-group expenses for staff transfers to Vivento had an EBITDA-neutral effect.

Negative special factors amounting to EUR 94 million were recorded in the same period last year. These are also essentially expenses relating to restructuring as well as severance and voluntary redundancy payments, and additions to provisions for other risks totaling EUR 178 million. Countering these effects, retroactive proceeds of EUR 75 million from the sale of Virgin Mobile in the Mobile Communications business area and a gain of EUR 9 million on the sale of cc-chemplorer in the Business Customer business area had a positive impact on Group EBITDA. In addition, intra-group expenses for staff transfers to Vivento had an EBITDA-neutral effect.

Special factors not affecting EBITDA

Special factors not affecting Group EBITDA in the first three quarters of 2005 included the gain on the disposal of the remaining interest in MTS amounting to EUR 976 million and from the disposals of stakes in comdirect bank (EUR 62 million) and Intelsat (EUR 21 million). The tax-related impact of the total special factors included in EBITDA and the non-operating result was plus EUR 42 million and relates primarily to tax income from restructuring expenses, severance and voluntary redundancy payments and partial retirement.

These factors compare above all to impairments of U.S. mobile communications licenses (EUR 1,353 million) and of goodwill for T-Mobile UK (EUR 2,225 million) and Slovak Telecom (EUR 203 million) in the prior year, plus income from the sale of SES shares amounting to EUR 92 million. Tax effects result in tax income of EUR 568 million, mainly attributable to deferred taxes arising from the impairment of U.S. mobile communications licenses.

Reconciliation of the consolidated income statement

					Q1 – Q3				Q1 – Q3
			Special		2005		Special		2004
			factors in		without		factors in		without
		Q1 – Q3	Q1 – Q3		special	Q1 – Q3	Q1 – Q3		special
		2005	2005		factors	2004	2004		factors	2004
		millions	millions		millions	millions	millions		millions	millions
		of €	of €		of €	of €	of €		of €	of €

Net revenue		44,167			44,167	42,620			42,620	57,360
Cost of sales		(22,872)	(43	)(a)	(22,829)	(23,705)	(1,354	)(g)	(22,351)	(31,559)
Gross profit		21,295	(43)		21,338	18,915	(1,354)		20,269	25,801
Selling expenses		(10,444)	(31	)(a)	(10,413)	(9,311)	(1	)(h)	(9,310)	(12,837)
General and administrative expenses		(3,128)	(61	)(b)	(3,067)	(3,198)	(14	)(h)	(3,184)	(4,505)
Other operating income		833	41	(c)	792	1,239	84	(i)	1,155	1,718
Other operating expenses		(831)	(53	)(d)	(778)	(3,602)	(2,590	)(j)	(1,012)	(3,916)
EBIT (profit (loss) from operations)		7,725	(147)		7,872	4,043	(3,875)		7,918	6,261
Financial income (expense), net		(1,142)	1,059	(e)	(2,201)	(2,944)	92	(k)	(3,036)	(2,743)
Profit before income taxes		6,583	912		5,671	1,099	(3,783)		4,882	3,518
Income taxes		(1,834)	42	(f)	(1,876)	(862)	568	(l)	(1,430)	(1,528)
Profit after income taxes		4,749	954		3,795	237	(3,215)		3,452	1,990
Profit attributable to minority interests		381			381	387			387	426
Net profit (loss)		4,368	954		3,414	(150)	(3,215)		3,065	1,564

EBIT (profit (loss) from operations)		7,725	(147)		7,872	4,043	(3,875)		7,918	6,261
Depreciation, amortization and impairment losses		(7,758)			(7,758)	(10,754)	(3,781)		(6,973)	(13,128)

EBITDA		15,483	(147)		15,630	14,797	(94)		14,891	19,389
EBITDA margin	(%)	35.1			35.4	34.7			34.9	33.8

Special factors in the first three quarters of 2005

(a)               Personnel and non personnel-related restructuring expenses in the Mobile Communications business area and partial retirement expenses in the business areas Broadband/Fixed Network and Business Customers.

(b)              Personnel and non personnel-related restructuring expenses at Mobile Communications and Business Customers, and partial retirement expenses, severance and voluntary redundancy payments at Mobile Communications, Business Customers and Group Headquarters & Shared Services.

(c)               Income from insurance refunds (Group Headquarters & Shared Services).

(d)              Personnel and non personnel-related restructuring expenses at Broadband/Fixed Network, Mobile Communications and Business Customers, and partial retirement expenses, severance and voluntary redundancy payments at Group Headquarters & Shared Services.  In addition, a loss was recorded on the sale of DSS in the Business Customers business area.

(e)               Gains on the disposal of MTS (Mobile Communications), comdirect bank (Broadband/Fixed Network) and Intelsat (Group Headquarters & Shared Services).

(f)                 Tax effects from special factors included in profit before income taxes; primarily tax income from expenses for restructuring measures, severance and voluntary redundancy payments and partial retirement.

Special factors in the first three quarters of 2004

(g)              Impairment losses on U.S. mobile communications licenses relating to the winding up of the network joint venture between T-Mobile USA and Cingular Wireless (Mobile Communications business area).

(h)              Restructuring expenses in the Broadband/Fixed Network business area.

(i)                  Gains on the disposal of Virgin Mobile (Mobile Communications) and cc-chemplorer (Business Customers).

(j)                  Impairment losses on goodwill at T-Mobile UK (Mobile Communications) and at Slovak Telecom (Broadband/Fixed Network and Mobile Communications). In addition, expenditures for severance and voluntary redundancy payments in the Broadband/Fixed Network business area and at Group Headquarters & Shared Services.

(k)               Gain on the disposal of shares in SES (Group Headquarters & Shared Services).

(l)                  Mainly tax income from impairment losses on U.S. mobile communications licenses.

Free cash flow.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are only comparable with similarly designated measures and disclosures by other companies to a limited extent.

Reconciliation of the Group’s free cash flow

	Q1 – Q3	Q1 – Q3
	2005	2004	2004
	millions of €	millions of €	millions of €
Cash generated from operations	12,531	13,963	20,462
Interest paid	(2,449)	(2,840)	(3,742)
Net cash from operating activities	10,082	11,123	16,720
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(6,601)	(4,408)	(6,410)
Free cash flow before dividend payments	3,481	6,715	10,310

Gross and net debt.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due < 1 year). In addition, all derivative financial instruments and cash collateral paid for negative fair values of derivatives and cash collateral paid for ABS transactions are deducted from gross debt.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies. Deutsche Telekom also uses net debt for purposes of managing and controlling debt.

Reconciliation of the Group’s gross and net debt

	Sept. 30, 2005	Dec. 31, 2004	Sept. 30, 2004
	millions of €	millions of €	millions of €

Bonds	37,651	39,458	43,347
Liabilities to banks	2,366	3,074	3,153
Liabilities to non-banks from promissory notes	648	651	718
Liabilities from derivatives	817	1,159	999
Lease liabilities	2,427	2,487	2,294
Liabilities arising from ABS transactions	1,354	1,563	1,190
Other financial liabilities	147	79	76
Gross debt	45,410	48,471	51,777
Cash and cash equivalents	3,371	8,005	5,812
Available-for-sale/held-for-trading financial assets	102	120	636
Derivatives	566	396	354
Other financial assets	573	407	379
Net debt	40,798	39,543	44,596

T-Share price performance.

Performance of the T-Share Jan. 3 – Sept. 30, 2005

		Sept. 30, 2005	Sept. 30, 2004	Dec. 31, 2004

Xetra closing prices	(€)
Exchange price at the balance sheet date		15.14	14.94	16.65
High (during the preceding quarter)		16.47	15.01	16.65
Low (during the preceding quarter)		14.88	13.20	14.56

Weighting of the T-Share in major stock indexes
DAX 30	(%)	7.4	8.6	9.5
Dow Jones EuroSTOXX 50©	(%)	2.3	2.6	2.8

Market capitalization	(millions of €)	63,597	62,630	69,892
Shares issued	(millions)	4,198.05	4,197.85	4,197.75

Capital markets environment.

Following a subdued start to 2005 – reflecting continued increases in oil prices and the turnaround in interest rates, following the U.S. lead – sentiment improved from May 2005 onwards, when oil price developments provided some relief. At the same time, another factor that had been weighing on the German market in particular – the strength of the euro against the U.S. dollar – increasingly lost importance: By the end of May 2005, the euro had fallen to a level of USD 1.23, having lost 9 percent since the beginning of 2005, when it had traded at USD 1.35. Despite slight losses sustained during August 2005, the DAX finally managed to re-break the 5,000-point barrier, rising 10 percent during the third quarter of 2005 to a solid 5,044 points. The index rose 16 percent during the first nine months of the year.

Development of international indexes.

The Dow Jones EuroSTOXX 50© performed in line with the DAX, also advancing by 16 percent during the first three quarters of 2005. In contrast, positive trends in the U.S. markets were burdened by the devastating effects of tropical storms. Blue-chip earnings were thus weaker, and hence, the Dow Jones Industrial Index rose by a mere 2 percent, while the Nasdaq fared somewhat better, advancing by at least 7 percent. In Japan, the Nikkei 225 Index rose by 18 percent.

T-Share performance.

The T-Share closed trading in September 2005 at EUR 15.14 – down 9 percent on the year-end closing price of EUR 16.65 on December 30, 2004. Besides the general weakness of incumbent fixed-network providers in Europe, the performance of the T-Share was impaired in particular by recurring speculation regarding plans by the German government to dispose of shares it still holds in Deutsche Telekom. This sentiment prevailed during the third quarter of 2005, with the T-Share additionally burdened by the unclear political situation in Germany. The issue of a potential excess supply of T-Shares is a recurring topic in the German market – particularly in this political context.

Performance of the T-Share vs. the DAX and the Dow Jones EuroSTOXX50© Jan. 3 –Sept. 30, 2005

Performance of the T-Share vs. European incumbents Jan. 3 –Sept. 30, 2005

Corporate governance.

In the most recent Declaration of Conformity released on December 16, 2004 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 4, 2003, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.deutschetelekom.com). The Declaration of Conformity by the publicly traded subsidiary T-Online International AG has been made available to shareholders on T-Online International AG’s website.

Consolidated financial statements.

Consolidated income statement

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

Net revenue	15,043	14,353	4.8	44,167	42,620	3.6	57,360
Cost of sales	(7,697)	(7,515)	(2.4)	(22,872)	(23,705)	3.5	(31,559)
Gross profit	7,346	6,838	7.4	21,295	18,915	12.6	25,801
Selling expenses	(3,503)	(3,032)	(15.5)	(10,444)	(9,311)	(12.2)	(12,837)
General and administrative expenses	(1,033)	(1,016)	(1.7)	(3,128)	(3,198)	2.2	(4,505)
Other operating income	200	405	(50.6)	833	1,239	(32.8)	1,718
Other operating expenses	(234)	(2,852)	91.8	(831)	(3,602)	76.9	(3,916)
Profit from operations	2,776	343	n.a.	7,725	4,043	91.1	6,261
Finance costs	(689)	(827)	16.7	(2,224)	(2,616)	15.0	(3,354)
Interest income	61	77	(20.8)	236	299	(21.1)	376
Interest expense	(750)	(904)	17.0	(2,460)	(2,915)	15.6	(3,730)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	106	(88)	n.a.	183	(62)	n.a.	945
Other financial income (expense)	944	(109)	n.a.	899	(266)	n.a.	(334)
Financial income (expense), net	361	(1,024)	n.a.	(1,142)	(2,944)	61.2	(2,743)
Profit (loss) before income taxes	3,137	(681)	n.a.	6,583	1,099	n.a.	3,518
Income taxes	(585)	(543)	(7.7)	(1,834)	(862)	n.a.	(1,528)
Profit (loss) after income taxes	2,552	(1,224)	n.a.	4,749	237	n.a.	1,990
Profit attributable to minority interests	137	135	1.5	381	387	(1.6)	426
Net profit (loss) (profit (loss) attributable to equity holders of the parent	2,415	(1,359)	n.a.	4,368	(150)	n.a.	1,564

Earnings per share

		Third quarter of 2005		First three quarters of 2005
		Q3	Q3	Q1 – Q3	Q1 – Q3
		2005	2004	2005	2004	2004

Earnings per share	(€)
Basic		0.56	(0.31)	1.03	(0.02)	0.38
Diluted		0.56	(0.31)	1.02	(0.02)	0.38

Consolidated balance sheet

	Sept. 30, 2005	Dec. 31, 2004	Change %	Sept. 30, 2004
	millions of €	millions of €		millions of €

Assets
Current assets	15,230	18,836	(19.1)	18,108
Cash and cash equivalents	3,371	8,005	(57.9)	5,812
Trade and other receivables	7,401	6,732	9.9	7,178
Current recoverable income taxes	389	317	22.7	317
Other current financial assets	1,346	1,237	8.8	1,779
Inventories	1,100	1,154	(4.7)	1,395
Other current assets	1,623	1,391	16.7	1,627
Non-current assets	109,432	106,304	2.9	108,452
Intangible assets	54,121	50,736	6.7	52,263
Property, plant and equipment	47,859	46,318	3.3	46,844
Investments accounted for using the equity method	1,766	2,667	(33.8)	3,090
Other non-current financial assets	840	1,678	(49.9)	922
Deferred tax assets	4,478	4,527	(1.1)	5,028
Other non-current assets	368	378	(2.6)	305
Total assets	124,662	125,140	(0.4)	126,560

Liabilities and shareholders’ equity
Current liabilities	24,154	26,014	(7.1)	28,307
Current financial liabilities	11,340	12,515	(9.4)	16,027
Trade and other payables	5,550	6,116	(9.3)	4,969
Income tax liabilities	839	715	17.3	573
Current provisions	3,210	3,698	(13.2)	3,544
Other current liabilities	3,215	2,970	8.2	3,194
Non-current liabilities	52,394	53,255	(1.6)	53,577
Non-current financial liabilities	35,863	38,142	(6.0)	38,195
Provisions for pensions and other employee benefits	4,481	4,209	6.5	4,320
Other non-current provisions	2,953	3,077	(4.0)	2,866
Deferred tax liabilities	7,133	5,932	20.2	6,559
Other non-current liabilities	1,964	1,895	3.6	1,637
Liabilities	76,548	79,269	(3.4)	81,884

Shareholders’ equity	48,114	45,871	4.9	44,676
Issued capital	10,747	10,747	—	10,746
Capital reserves	49,549	49,523	0.1	49,519
Retained earnings including carryforwards	(18,690)	(17,680)	(5.7)	(17,693)
Other comprehensive income	(1,397)	(2,667)	47.6	(2,232)
Net profit (loss)	4,368	1,564	n.a.	(150)
Treasury shares	(8)	(8)	-	(8)
Equity attributable to equity holders of the parent	44,569	41,479	7.4	40,182
Minority interest	3,545	4,392	(19.3)	4,494
Total liabilities and shareholders’ equity	124,662	125,140	(0.4)	126,560

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed		Consolidated shareholders’ equity generated
	Issued	Capital	Retained	Carry-	Net profit
	capital	reserves	earnings	forwards	(loss)	Total
	millions	millions	millions	millions	millions	millions
	of €	of €	of €	of €	of €	of €

Balance at Jan. 1, 2004	10,746	49,500	(19,631)	0	1,937	(17,694)
Changes in the composition of the Group			1			1
Profit (loss) after income taxes					(150)	(150)
Unappropriated net profit (loss) carried forward				1,937	(1,937)	0
Dividend payments
Proceeds from the exercise of stock options
Proceeds from the exercise of option and conversion rights		19
Change in other comprehensive income (not recognized in income statement)
Recognition of other comprehensive income in income statement
Balance at Sept. 30, 2004	10,746	49,519	(19,630)	1,937	(150)	(17,843)

Balance at Jan. 1, 2005	10,747	49,523	(19,617)	1,937	1,564	(16,116)
Changes in the composition of the Group
Profit (loss) after income taxes					4,368	4,368
Transfers to (from) retained earnings			8			8
Unappropriated net profit (loss) carried forward				1,564	(1,564)	0
Dividend payments			(2,586)			(2,586)
Proceeds from the exercise of stock options		26
Change in other comprehensive income (not recognized in income statement)			4			4
Recognition of other comprehensive income in income statement
Balance at Sept. 30, 2005	10,747	49,549	(22,191)	3,501	4,368	(14,322)

	Other comprehensive income
	Fair value measurement of available-for- sale financial assets	Fair value measurement of derivatives	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Total	Treasury shares	Total (equity attributable to equity holders of the parent)
	millions	millions	millions	millions	millions	millions	millions	millions
	of €	of €	of €	of €	of €	of €	of €	of €

Balance at Jan. 1, 2004	262	1,124	0	(436)	(3,900)	(2,950)	(8)	39,594
Changes in the composition of the Group								1
Profit (loss) after income taxes								(150)
Unappropriated net profit (loss) carried forward
Dividend payments
Proceeds from the exercise of stock options
Proceeds from the exercise of option and conversion rights								19
Change in other comprehensive income (not recognized in income statement)	127	(77)		34	889	973		973
Recognition of other comprehensive income in income statement	(255)					(255)		(255)
Balance at Sept. 30, 2004	134	1,047	0	(402)	(3,011)	(2,232)	(8)	40,182

Balance at Jan. 1, 2005	860	1,428	63	(556)	(4,462)	(2,667)	(8)	41,479
Changes in the composition of the Group
Profit (loss) after income taxes								4,368
Transfers to (from) retained earnings								8
Unappropriated net profit (loss) carried forward
Dividend payments								(2,586)
Proceeds from the exercise of stock options								26
Change in other comprehensive income (not recognized in income statement)	123	(478)	(4)	187	2,399	2,227		2,231
Recognition of other comprehensive income in income statement	(986)	(11)		4	36	(957)		(957)
Balance at Sept. 30, 2005	(3)	939	59	(365)	(2,027)	(1,397)	(8)	44,569

	Minority interest
		Other comprehensive income
	Minority interest capital	Revaluation due to business combinations	Difference from currency translation	Other	Total	Total (minority interest in equity)	Total consolidated shareholders’ equity
	millions	millions	millions	millions	millions	millions	millions
	of €	of €	of €	of €	of €	of €	of €

Balance at Jan. 1, 2004	4,316	0	(95)	1	(94)	4,222	43,816
Changes in the composition of the Group	(14)					(14)	(13)
Profit (loss) after income taxes	387					387	237
Unappropriated net profit (loss) carried forward
Dividend payments	(162)					(162)	(162)
Proceeds from the exercise of stock options
Proceeds from the exercise of option and conversion rights							19
Change in other comprehensive income (not recognized in income statement)			61		61	61	1,034
Recognition of other comprehensive income in income statement							(255)
Balance at Sept. 30, 2004	4,527	0	(34)	1	(33)	4,494	44,676

Balance at Jan. 1, 2005	4,333	61	(3)	1	59	4,392	45,871
Changes in the composition of the Group	(1,010)	7	(2)		5	(1,005)	(1,005)
Profit (loss) after income taxes	381					381	4,749
Transfers to (from) retained earnings	2					2	10
Unappropriated net profit (loss) carried forward
Dividend payments	(244)					(244)	(2,830)
Proceeds from the exercise of stock options							26
Change in other comprehensive income (not recognized in income statement)	4	(4)	19		15	19	2,250
Recognition of other comprehensive income in income statement							(957)
Balance at Sept. 30, 2005	3,466	64	14	1	79	3,545	48,114

Consolidated cash flow statement

	Third quarter of 2005		First three quarters of 2005
	Q3	Q3	Q1 – Q3	Q1 – Q3
	2005	2004	2005	2004	2004
	millions	millions	millions	millions	millions
	of €	of €	of €	of €	of €

Profit (loss) after income taxes	2,552	(1,224)	4,749	237	1,990
Depreciation, amortization and impairment losses	2,590	4,850	7,758	10,754	13,128
Income tax expense (refund)	585	543	1,834	862	1,528
Interest income and interest expenses	689	827	2,224	2,616	3,354
(Gain) loss from the disposal of non-current assets	(1,018)	(98)	(1,030)	(198)	(334)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(45)	88	(122)	62	(945)
Other non-cash transactions	(29)	(85)	(55)	228	821
Change in assets carried as working capital	65	536	(606)	(193)	523
Change in provisions	56	194	(185)	459	604
Change in other liabilities carried as working capital	(76)	(524)	(1,106)	(1,200)	(337)
Income taxes received (paid)	(291)	(237)	(988)	272	48
Dividends received	34	34	58	64	82
Cash generated from operations	5,112	4,904	12,531	13,963	20,462
Net interest paid	(845)	(985)	(2,449)	(2,840)	(3,742)
Net cash from operating activities	4,267	3,919	10,082	11,123	16,720
Cash outflows for investments in
Intangible assets	(263)	(218)	(1,295)	(573)	(1,044)
Property, plant and equipment	(1,423)	(1,262)	(5,306)	(3,835)	(5,366)
Non-current financial assets	(81)	(214)	(483)	(719)	(870)
Investments in fully consolidated subsidiaries	(38)	(59)	(2,045)	(209)	(483)
Proceeds from disposal of
Intangible assets	1	2	21	11	7
Property, plant and equipment	36	273	206	478	550
Non-current financial assets	1,381	108	1,553	436	2,140
Investments in fully consolidated companies and business units	0	1	2	1	1
Net change in short-term investments and marketable securities	(95)	149	(109)	(148)	564
Other	0	(2)	0	0	0
Net cash used in investing activities	(482)	(1,222)	(7,456)	(4,558)	(4,501)
Proceeds from issue of short-term financial liabilities	2,855	110	4,768	491	703
Repayment of short-term financial liabilities	(7,059)	(3,240)	(13,128)	(9,328)	(13,798)
Proceeds from issue of medium- and long-term financial liabilities	95	(4)	4,353	155	1,322
Repayment of medium- and long-term financial liabilities	(70)	15	(357)	(405)	(481)
Dividend payments	(101)	(8)	(2,824)	(178)	(404)
Proceeds from the exercise of stock options	4	5	18	16	21
Repayment of lease liabilities	(44)	(44)	(144)	(195)	(244)
Net cash used in financing activities	(4,320)	(3,166)	(7,314)	(9,444)	(12,881)
Effect of foreign exchange rate changes on cash and cash equivalents	(4)	(24)	54	7	(17)
Net decrease in cash and cash equivalents	(539)	(493)	(4,634)	(2,872)	(679)
Cash and cash equivalents, at the beginning of the period			8,005	8,684	8,684
Cash and cash equivalents, at end of the period	(539)	(493)	3,371	5,812	8,005

Selected notes to the consolidated income statement.

Changes in the composition of the Group

In the past year, Deutsche Telekom has acquired interests in various companies that were not, or were only partially, included in the consolidated financial statements as of September 30, 2004. These were the Scout24 group at Broadband/Fixed Network, T-Mobile Slovensko (formerly EuroTel) at Mobile Communications, and Software Daten Service Gesellschaft at Business Customers. In the first quarter of 2005, Magyar Telekom acquired a majority interest in the Telekom Montenegro group; Business Customers sold T-Systems DSS in the second quarter of 2005. Albura is fully consolidated in the Broadband/Fixed Network business area as of the third quarter of 2005. The following table shows the effect of these acquisitions and sales on the individual line items of the consolidated income statement for the first nine months of 2005.

Effect of changes in the composition of the Group on the consolidated income statement for the first nine months of 2005

	Broadband/	Mobile	Business
	Fixed Network	Communications	Customers	Total
	millions of €	millions of €	millions of €	millions of €

Net revenue	53	260	(22)	291
Cost of sales	(39)	(152)	24	(167)
Gross profit	14	108	2	124
Selling expenses	(9)	(35)	0	(44)
General and administrative expenses	(10)	(9)	(2)	(21)
Other operating income	5	0	(1)	4
Other operating expenses	(2)	2	0	0
Profit (loss) from operations	(2)	66	(1)	63
Finance costs	0	(2)	0	(2)
Interest income	0	1	0	1
Interest expense	0	(3)	0	(3)
Share of loss of associates and joint ventures accounted for using the equity method	0	(22)	0	(22)
Other financial income (expense)	0	0	1	1
Financial income (expense), net	0	(24)	1	(23)
Profit (loss) before income taxes	(2)	42	0	40
Income taxes	(1)	(10)	0	(11)
Profit (loss) after income taxes	(3)	32	0	29
Profit (loss) attributable to minority interests	0	11	0	11
Net profit (loss)	(3)	21	0	18

Cost of sales

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

Cost of sales	(7,697)	(7,515)	(2.4)	(22,872)	(23,705)	3.5	(31,559)

The decrease in the cost of sales by around EUR 0.8 billion compared with the first nine months of 2004 is primarily due to developments in the Broadband/Fixed Network and Mobile Communications business areas. In particular, the non-recurrence of the impairment loss on mobile communications licenses in the United States of around EUR 1.4 billion charged in the previous year had a positive impact on Mobile Communications. In the first nine months of 2005, by contrast, higher amortization was recorded for UMTS licenses, along with increased depreciation in connection with the acquisition of networks in California, Nevada and New York.

Selling expenses

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

Selling expenses	(3,503)	(3,032)	(15.5)	(10,444)	(9,311)	(12.2)	(12,837)

The EUR 1.1 billion increase in selling expenses relates in particular to the rise in expenses at T-Mobile USA following the growth in the number of T-Mobile stores, as well as to higher customer acquisition costs. The Broadband/Fixed Network business area continued to incur higher selling expenses, in particular at T-Online in connection with advertising campaigns for broadband and entertainment services.

General and administrative expenses

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

General and administrative expenses	(1,033)	(1,016)	(1.7)	(3,128)	(3,198)	2.2	(4,505)

General and administrative expenses decreased by EUR 0.1 billion in the first nine months of 2005 compared with the same period in 2004. The decline in general and administrative expenses at Group Headquarters & Shared Services were offset by higher expenses in the Broadband/Fixed Network business area, in particular at T-Com.

Other operating income

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 - Q3	Q1 - Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

Other operating income	200	405	(50.6)	833	1,239	(32.8)	1,718

The year-on-year decrease in other operating income by EUR 0.4 billion for the first nine months of 2005 is attributable to the Mobile Communications business area in particular. This was mainly due to the non-recurrence of income recognized in the prior year as a result of the winding up of the U.S. mobile communications joint venture, as well as the sale of Virgin Mobile in the United Kingdom.

Other operating expenses

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 - Q3	Q1 - Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

Other operating expenses	(234)	(2,852)	91.8	(831)	(3,602)	76.9	(3,916)

In comparison with the prior year, other operating expenses for the first nine months of 2005 declined by EUR 2.8 billion to EUR 0.8 billion. In the prior year, other operating expenses included goodwill impairment losses at T-Mobile UK and Slovak Telecom in the amount of approximately EUR 2.4 billion. No comparable expenses were recorded in 2005.

Financial income/expense, net

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

Financial income (expense), net	361	(1,024)	n.a.	(1,142)	(2,944)	61.2	(2,743)
Finance costs	(689)	(827)	16.7	(2,224)	(2,616)	15.0	(3,354)
Interest income	61	77	(20.8)	236	299	(21.1)	376
Interest expense	(750)	(904)	17.0	(2,460)	(2,915)	15.6	(3,730)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	106	(88)	n.a.	183	(62)	n.a.	945
Other financial income (expense)	944	(109)	n.a.	899	(266)	n.a.	(334)

Net financial expense decreased significantly by EUR 1.8 billion in the reporting period as compared with first three quarters of the prior year. This is primarily due to the gain on the disposal of the remaining MTS shares in the amount of around EUR 1.0 billion, which is reported under other financial income. In addition, the decrease in financial liabilities had a positive effect on the development of interest expense and finance costs. The share of profit/loss of associates and joint ventures accounted for using the equity method also improved, due, on the one hand, to the sale of shares in comdirect bank in the third quarter of 2005 as well as an increase in the share of profit from PTC, and, on the other hand, to the non-recurrence in 2005 of prior-year expenses for Toll Collect.

Income taxes

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

Income taxes	(585)	(543)	(7.7)	(1,834)	(862)	n.a.	(1,528)

The significant year-on-year increase in tax expense in the first nine months of 2005 from EUR 0.9 billion to EUR 1.8 billion is primarily due to the growth in profit before income taxes from EUR 1.1 billion to EUR 6.6 billion. After adjustment for the relevant special factors (impairment losses on FCC licenses amounting to EUR 1.4 billion, as well as goodwill impairment losses not recognized for tax purposes of EUR 2.4 billion in 2004, tax-exempt sales of equity investments of EUR 1.1 billion in 2005), there was only a minor change in the tax ratio.

Other disclosures.

Executive bodies

During the reporting period, the following changes occurred in the composition of the Company’s Board of Management and Supervisory Board:

Konrad F. Reiss, the Deutsche Telekom AG Board of Management member responsible for the Business Customers strategic business area and CEO of T-Systems, died on April 6, 2005. Chairman Kai-Uwe Ricke temporarily assumed responsibility on the Board of Management of Deutsche Telekom AG for the Business Customers strategic business area. Lothar Pauly was appointed CEO of the Deutsche Telekom subsidiary T-Systems and member of the Board of Management of the Deutsche Telekom Group as of October 1, 2005. At the same time, Lothar Pauly was named CEO of the Business Services and Enterprise Services business units.

Effective midnight on February 9, 2005, Dr. Wendelin Wiedeking, President and Chief Executive Officer of Dr. Ing. h.c. F. Porsche AG, resigned his position on the Supervisory Board of Deutsche Telekom AG. Dr. Wolfgang Reitzle, President and Chief Executive Officer of Linde AG, was appointed as a member of the Supervisory Board initially by order of the Bonn ‘Amtsgericht’ (District Court) effective February 10, 2005, and confirmed in his position by the shareholders’ meeting of Deutsche Telekom AG. Mr. Volker Halsch, State Secretary at the Federal Ministry of Finance, was also elected to the Supervisory Board by Deutsche Telekom AG’s shareholders on April 26, 2005. As of October 1, 2004, the Bonn Amtsgericht appointed State Secretary Volker Halsch as successor to State Secretary Dr. Manfred Overhaus, who left the Supervisory Board as of September 30, 2004.

Personnel

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 – Q3	Q1 – Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

Personnel costs	(3,203)	(3,264)	1.9	(9,912)	(9,982)	0.7	(13,342)

Personnel costs decreased slightly year-on-year, both in the first nine months of the year and in the third quarter. Lower expenses as a result of the reduction in the number of employees, both at the balance sheet date and on average in the reporting period, (particularly at T-Com’s Eastern European subsidiaries within the Broadband/Fixed Network business area as well as at Group Headquarters & Shared Services) were offset primarily by an increase in collectively agreed wages and salaries in Germany, higher restructuring and staff adjustment expenses, and cost increases related to staff expansion at T-Mobile USA.

The personnel cost ratio for the first nine months of 2005 amounted to 22.4 percent, an improvement of one percentage point year-on-year.

Average number of employees

	Q1 - Q3	Q1 - Q3		Change
	2005	2004	Change	%	2004

Deutsche Telekom Group	243,999	248,170	(4,171)	(1.7)	247,559
Civil servants	46,675	48,886	(2,211)	(4.5)	48,536
Non-civil servants	197,324	199,284	(1,960)	(1.0)	199,023

Trainees and student interns	10,019	9,607	412	4.3	10,146

Number of employees at balance sheet date

	Sept. 30,			Change
	2005	Dec. 31, 2004	Change	%	Sept. 30, 2004

Deutsche Telekom Group	243,418	244,645	(1,227)	(0.5)	247,891
Civil servants	46,300	47,163	(863)	(1.8)	47,771
Non-civil servants	197,118	197,482	(364)	(0.2)	200,120

Trainees and student interns	11,719	11,693	26	0.2	11,753

Depreciation, amortization and impairment losses

	Third quarter of 2005			First three quarters of 2005
	Q3	Q3	Change	Q1 - Q3	Q1 - Q3	Change
	2005	2004	%	2005	2004	%	2004
	millions	millions		millions	millions		millions
	of €	of €		of €	of €		of €

Amortization and impairment of intangible assets	(608)	(2,933)	79.3	(1,845)	(4,991)	63.0	(5,472)
of which: UMTS licenses	(215)	(216)	0.5	(643)	(306)	n.a.	(519)
of which: U.S. mobile communications licenses	—	—		(23)	(1,353)	98.3	(1,261)
of which: goodwill	(2)	(2,428)	99.9	(2)	(2,428)	99.9	(2,434)
Depreciation and impairment of property, plant and equipment	(1,982)	(1,917)	(3.4)	(5,913)	(5,763)	(2.6)	(7,656)
Total depreciation, amortization and impairment losses	(2,590)	(4,850)	46.6	(7,758)	(10,754)	27.9	(13,128)

The decrease in depreciation, amortization and impairment losses of approximately EUR 3.0 billion resulted primarily from the non-recurrence of goodwill impairment losses for T-Mobile UK (EUR 2.2 billion) and Slovak Telecom (EUR 0.2 billion) as well as the impairment loss of EUR 1.4 billion on U.S. mobile communications licenses charged in the previous year due to the winding up of the network joint venture between T-Mobile USA and Cingular Wireless. In the first nine months of 2005, this decrease was tempered by an increase in the amortization of UMTS licenses by around EUR 0.3 billion year-on-year, as the UMTS licenses in Germany and the United Kingdom were not put into commercial operation until the second and third quarters of 2004 respectively, meaning that their amortization did not begin until the second and third quarters of 2004 respectively. Depreciation and impairment of property, plant and equipment also increased, in this case by approximately EUR 0.2 billion. This was primarily the result of an increase in depreciation due to the acquisition of the networks in California, Nevada and New York in the first quarter of the current financial year.

Earnings per share

Basic and diluted earnings per share are calculated as follows:

		Third quarter of 2005		First three quarters of 2005
		Q3	Q3	Q1 - Q3	Q1 - Q3
		2005	2004	2005	2004	2004

Calculation of basic earnings per share
Net profit (loss)	(millions of €)	2,415	(1,359)	4,368	(150)	1,564
Financing expenditure from mandatory convertible bond (after taxes)	(millions of €)	23	24	70	72	95
Net profit (loss) (basic)	(millions of €)	2,438	(1,335)	4,438	(78)	1,659

Number of ordinary shares issued	(millions of units)	4,198	4,198	4,198	4,198	4,198
Treasury shares held by Deutsche Telekom AG	(millions of units)	(3)	(3)	(3)	(3)	(3)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions of units)	(23)	(27)	(24)	(28)	(28)
Potential ordinary shares from mandatory convertible bond	(millions of units)	156	157	156	157	156
Weighted average number of ordinary shares outstanding (basic)	(millions of units)	4,328	4,325	4,327	4,324	4,323

Basic earnings per share	(€)	0.56	(0.31)	1.03	(0.02)	0.38

		Third quarter of 2005		First three quarters of 2005
		Q3	Q3	Q1 - Q3	Q1 - Q3
		2005	2004	2005	2004	2004

Calculation of diluted earnings per share
Net profit (loss) (basic)	(millions of €)	2,438	(1,335)	4,438	(78)	1,659
Dilutive effects on profit from stock options (after taxes)	(millions of €)	0	0	0	0	0
Net profit (loss) (diluted)	(millions of €)	2,438	(1,335)	4,438	(78)	1,659

Weighted average number of ordinary shares outstanding (basic)	(millions of units)	4,328	4,325	4,327	4,324	4,323
Dilutive potential ordinary shares from stock options and warrants	(millions of units)	1	0	4	6	5
Weighted average number of ordinary shares outstanding (diluted)	(millions of units)	4,329	4,325	4,331	4,330	4,328

Diluted earnings per share	(€)	0.56	(0.31)	1.02	(0.02)	0.38

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents decreased by approximately EUR 4.6 billion in the reporting period. The main reasons for this decrease included the acquisition of additional interests in T-Online International AG prior to the merger process of T-Online International AG into Deutsche Telekom AG and the acquisition of networks in the United States in the first quarter of 2005, the dividend payment in the second quarter of 2005, and the repayment of bonds in the second and third quarters of 2005. A cash inflow in the amount of EUR 1.2 billion from the sale of the remaining interest in MTS had an offsetting effect in the third quarter of 2005.

Detailed information can be found in the consolidated cash flow statement.

Intangible assets and property, plant and equipment

				Change
	Sept. 30, 2005	Dec. 31, 2004	Change	%	Sept. 30, 2004
	millions of €	millions of €	millions of €		millions of €

Intangible assets	54,121	50,736	3,385	6.7	52,263
of which: UMTS licenses	13,867	14,315	(448)	(3.1)	14,562
of which: U.S. mobile communications licenses	16,721	14,492	2,229	15.4	15,933
of which: goodwill	20,210	18,705	1,505	8.0	19,109
Property, plant and equipment	47,859	46,318	1,541	3.3	46,844

The increase in intangible assets is mainly related to exchange rate effects totaling EUR 2.9 billion. Further effects were the increase in goodwill from the acquisition of additional interests in T-Online International AG and the wholesale agreement with Cingular in the United States. The increase in property, plant and equipment is due to exchange rate effects of EUR 0.9 billion as well as the purchase of networks in California, Nevada and New York.

Additions to assets

	Q1 - Q3	Q1 - Q3		Change
	2005	2004	Change	%	2004
	millions of €	millions of €	millions of €		millions of €

Additions to assets	8,041	4,234	3,807	89.9	6,579
Intangible assets	2,209	735	1,474	n.a.	1,325
Property, plant and equipment	5,832	3,499	2,333	66.7	5,254

The increase in intangible assets is primarily due to goodwill of EUR 0.8 billion from the acquisition of additional interests in T-Online International AG, while the addition to property, plant and equipment is largely attributable to the acquisition of networks in California and Nevada.

Shareholders’ equity

				Change
	Sept. 30, 2005	Dec. 31, 2004	Change	%	Sept. 30, 2004
	millions of €	millions of €	millions of €		millions of €

Issued capital	10,747	10,747	0	—	10,746
Capital reserves	49,549	49,523	26	0.1	49,519
Retained earnings including carryforwards	(18,690)	(17,680)	(1,010)	(5.7)	(17,693)
Other comprehensive income	(1,397)	(2,667)	1,270	47.6	(2,232)
Net profit (loss)	4,368	1,564	2,804	n.a.	(150)
Treasury shares	(8)	(8)	0	—	(8)
Equity attributable to equity of the parent	44,569	41,479	3,090	7.4	40,182
Minority interest	3,545	4,392	(847)	(19.3)	4,494
Total shareholders’ equity	48,114	45,871	2,243	4.9	44,676

The increase in shareholders’ equity is due to net profit and, in particular, to positive exchange rate effects recorded in other comprehensive income as a result of currency translations from foreign Group companies. This was offset by a decrease in minority interests as a result of the acquisition of additional interests in T-Online International AG prior to the merger process of T-Online International AG into Deutsche Telekom AG, the dividend payment, and the sale of the remaining interest in MTS, which reduced other comprehensive income, with changes in the fair value of MTS shares not being recognized in the income statement.

2,670,828 treasury shares were held at September 30, 2005. Treasury shares accounted for 0.06 percent of issued capital.

Stock-based compensation plans.

Deutsche Telekom AG, T-Online International AG, T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

Stock option plans.

Deutsche Telekom AG stock option plans

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
		Weighted		Weighted
		average		average
	Stock options	exercise price	Stock options	exercise price
	thousands	€	thousands	€

Outstanding stock options at Jan. 1, 2005	11,443	24.36	855	62.69
Granted	0	—	0	—
Exercised	194	12.36	0	—
Forfeited	113	23.92	855	62.69
Outstanding at Sept. 30, 2005	11,136	24.57	0	—
Exercisable at Sept. 30, 2005	11,136	24.57	0	—

The options from the 2000 stock option plan were worth EUR 25.08 at the time they were granted. The options of the 2001 and 2002 tranches of the 2001 stock option plan were worth EUR 4.87 and EUR 3.79 respectively.

T-Online International AG stock option plans

The extraordinary shareholders’ meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and executives of T-Online and its subsidiaries, prior to the company’s initial public offering. The 2001 shareholders’ meeting approved a new stock option plan, structured as a “premium-priced plan,” to enhance the company’s competitiveness.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000
		Weighted		Weighted
		average		average
	Stock options	exercise price	Stock options	exercise price
	thousands	€	thousands	€

Outstanding stock options at Jan. 1, 2005	3,868	10.31	117	37.65
Granted	0	—	0	—
Exercised	0	—	0	—
Forfeited	232	10.31	117	37.65
Outstanding at Sept. 30, 2005	3,636	10.30	0	—
Exercisable at Sept. 30, 2005	3,603	10.31	0	—

T-Mobile USA (VoiceStream/ Powertel) stock option plan

Before its acquisition on May 31, 2001, VoiceStream/ Powertel (now: T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At December 31, 2004, 17.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel combined in 2004:

		Weighted average
	Stock options	exercise price
	thousands	USD

Outstanding stock options at Jan. 1, 2005	17,516	19.68
Granted	0	—
Exercised	1,554	9.54
Forfeited	1,312	24.34
Outstanding at Sept. 30, 2005	14,650	20.17
Exercisable at Sept. 30, 2005	13,127	18.74

Magyar Telekom (MATÁV) stock option plan

On April 26, 2002, the shareholders’ meeting of Magyar Telekom approved the introduction of a management stock option plan.

On July 1, 2002, Magyar Telekom used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004 and 2005 respectively).

The following table provides an overview of the development of the total stock options held:

		Weighted average
	Stock options	exercise price
	thousands	HUF

Outstanding stock options at Jan. 1, 2005	3,207	944
Granted	0	—
Exercised	916	940
Forfeited	284	944
Outstanding at Sept. 30, 2005	2,007	945
Exercisable at Sept. 30, 2005	2,006	945

Mid-Term Incentive Plan (MTIP).

Deutsche Telekom AG MTIP

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group, and other beneficiaries mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group companies that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders. The plans each have a term of three years. The intention is to launch the plan annually on a revolving basis for 5 years. A decision will be taken each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The MTIP 2004 came into effect on January 1, 2004 and will end after the expiration of the three-year term on December 31, 2006; the MTIP 2005 came into effect on January 1, 2005 and will end after the expiration of the three-year term on December 31, 2007.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, dependent on the achievement of the two performance targets determined in advance.

The first, absolute performance target is reached if, at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan.

The second, relative performance target is achieved if the total return of the T-Share has outperformed the Dow Jones EuroSTOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, only 50 percent of the amount is paid out; and if neither performance target is achieved, no payment is made.

T-Mobile USA MTIP

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) that is aimed at the top management, from the vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in property, plant and equipment, and intangible assets). The third performance target can only be achieved after the two other performance targets have been achieved.

T-Online International AG MTIP

T-Online’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of T-Online’s shares and the TecDAX share index.

Magyar Telekom (MATÁV) MTIP

Magyar Telekom’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares.

In the first nine months of 2005, the expenses relating to the 2004/2005 MTIPs in the Deutsche Telekom Group totaled approximately EUR 16 million. Expenditures for the 2004/2005 LTIP at T-Mobile USA amounted to around EUR 9 million.

Contingencies and other financial obligations

Contingencies and other financial obligations increased by EUR 4.5 billion to EUR 33.8 billion compared with December 31, 2004. The increase is primarily related to leasing obligations of T-Mobile USA; these are due to the dissolution of the U.S. mobile communications joint venture, which resulted in an increase in obligations in connection with the network infrastructure in California, Nevada and New York. The movement of the U.S. dollar (USD) exchange rate also contributed to the increase.

In 2002, Deutsche Telekom applied to the US tax authorities (Internal Revenue Service, IRS) for a determination regarding the exemption from US withholding tax with respect to certain payments made between subsidiaries of Deutsche Telekom. Deutsche Telekom understands that the IRS is currently discussing whether to modify the requirements and conditions for granting such determinations and whether any such modification will impact the pending application. To date, Deutsche Telekom has not received any decision in writing from the IRS (or any definitive or final oral comments on this matter). Accordingly, Deutsche Telekom does not at this time have any definitive information on the likely outcome of the current discussions within the IRS. In addition, on invitation of the IRS, Deutsche Telekom has filed a formal private letter ruling request that would also grant withholding tax relief. Deutsche Telekom believes that it is more likely than not that a favorable determination will ultimately be granted. Accordingly, the amount of withholding taxes involved is not contained in the financial statements. Such amount is estimated to be approximately USD 400 million.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 10.1 billion in the first nine months of 2005, a decrease of EUR 1 billion compared with the prior-year period. In addition to the change in working capital, this is mainly attributable to tax payments; by contrast, tax refunds were recorded in the first nine months of 2004. Net interest payments decreased, by contrast.

Net cash used in investing activities

Net cash used in investing activities increased to EUR 7.5 billion as compared with EUR 4.6 billion in the same period in 2004. The main reasons for this were the increase of EUR 2.2 billion in cash outflows for intangible assets and property, plant and equipment and the increase of EUR 1.8 billion in cash outflows for investments in fully consolidated subsidiaries. This includes in particular investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications joint venture, as well as investments in the Mobile Communications strategic business area and the acquisition of additional interests in
T-Online amounting to EUR 1.8 billion. The sale of shares in the Russian mobile communications operator MTS for EUR 1.2 billion had a positive impact on net cash used in investing activities.

Net cash used in financing activities

Year-on-year, net cash used in financing activities decreased by EUR 2.1 billion to EUR 7.3 billion in the first nine months of 2005. This is primarily attributable to a total net increase in proceeds from the issue of financial liabilities of EUR 4.7 billion (mainly euro bonds and commercial papers), which was reduced by the dividend of EUR 2.6 billion paid by Deutsche Telekom AG.

Segment reporting.

The segment report for the period ending September 30, 2005 complies with IAS 14. It has been prepared in accordance with the IFRSs that, according to current information, must be applied to the first consolidated IFRS financial statements for the period ending December 31, 2005. The primary reporting format pursuant to IFRS has been restructured to reflect the Deutsche Telekom Group’s realignment according to strategic business areas. Prior-year figures have been adjusted to reflect the new structure and accounting standards.

Deutsche Telekom evaluates the segments’ performance based on their profit/loss from operations (EBIT). The share of profit/loss of associates and joint ventures accounted for using the equity method is reported separately. Depreciation and amortization are shown separately from impairment losses.

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2004 financial year as well as for the third quarter and first nine months of both 2005 and 2004. In addition to the details of the segments, there is also a reconciliation line.

Segment information for the 2004 financial year

					Share of
					profit (loss)
					of associates
					and joint
					ventures
					accounted
		Inter-		Profit (loss)	for using	Depreciation
FY		segment	Total	from operations	the equity	and	Impairment
2004	Net revenue	revenue	revenue	(EBIT)	method	amortization	losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Group	57,360	—	57,360	6,261	945	(9,259)	(3,869)
Broadband/Fixed Network	22,409	4,601	27,010	5,545	25	(4,207)	(201)
Mobile Communications	25,450	1,077	26,527	1,510	1,177	(3,379)	(3,574)
Business Customers	9,241	3,716	12,957	570	(298)	(945)	(2)
Group Headquarters & Shared Services	260	3,266	3,526	(1,432)	27	(784)	(92)
Reconciliation	—	(12,660)	(12,660)	68	14	56	0

Segment information in the quarters

					Share of
					profit (loss)
					of associates
					and joint
					ventures
					accounted
		Inter-		Profit (loss)	for using	Depreciation
Q3 2005		segment	Total	from operations	the equity	and	Impairment
Q3 2004	Net revenue	revenue	revenue	(EBIT)	method	amortization	losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Group	15,043	—	15,043	2,776	106	(2,539)	(51)
	14,353	—	14,353	343	(88)	(2,369)	(2,481)
Broadband/Fixed Network	5,387	1,068	6,455	1,386	65	(988)	(2)
	5,433	1,176	6,609	1,296	4	(1,028)	(153)
Mobile Communications	7,408	240	7,648	1,540	41	(1,184)	(1)
	6,663	251	6,914	(846)	65	(933)	(2,282)
Business Customers	2,179	964	3,143	199	0	(213)	0
	2,200	969	3,169	214	(157)	(234)	0
Group Headquarters & Shared Services	69	798	867	(342)	0	(167)	(46)
	57	830	887	(238)	0	(190)	(47)
Reconciliation	—	(3,070)	(3,070)	(7)	0	13	(2)
	—	(3,226)	(3,226)	(83)	0	16	1

Segment information in the first three quarters

					Share of
					profit (loss)
					of associates
					and joint
					ventures
					accounted
		Inter-		Profit (loss)	for using	Depreciation
Q1 – Q3 2005		segment	Total	from operations	the equity	and	Impairment
Q1 – Q3 2004	Net revenue	revenue	revenue	(EBIT)	method	amortization	losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €

Group	44,167	—	44,167	7,725	183	(7,596)	(162)
	42,620	—	42,620	4,043	(62)	(6,871)	(3,883)
Broadband/Fixed Network	16,353	3,229	19,582	4,309	74	(3,013)	(3)
	16,695	3,664	20,359	4,228	19	(3,227)	(158)
Mobile Communications	20,901	690	21,591	3,769	106	(3,475)	(26)
	19,001	834	19,835	331	218	(2,418)	(3,648)
Business Customers	6,713	2,760	9,473	563	2	(649)	0
	6,736	2,780	9,516	513	(298)	(709)	0
Group Headquarters & Shared Services	200	2,403	2,603	(865)	(1)	(503)	(130)
	188	2,447	2,635	(880)	(1)	(559)	(78)
Reconciliation	—	(9,082)	(9,082)	(51)	2	44	(3)
	—	(9,725)	(9,725)	(149)	0	42	1

Accounting in accordance with IFRS.

Statement of compliance

The financial statements for the period ended September 30, 2005 are in compliance with IAS 34. They have been prepared in accordance with the IFRSs published as of September 30, 2005 and required to be applied to the first IFRS consolidated financial statements as of December 31, 2005. Please refer to the Interim Report for the period January 1 to March 31, 2005 for the accounting policies applied for the Group’s financial reporting.

Explanation of transition to IFRS.(13)

General

According to Article 4 of Regulation (EC) No. 1606/ 2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards (Official Journal EC L 243 p. 1), Deutsche Telekom is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the first time for the financial year 2005 and thereafter. The opening IFRS consolidated balance sheet was prepared as of January 1, 2003 (date of transition to IFRS in accordance with IFRS 1).

In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with the IFRSs required to be applied as of December 31, 2005, the preparation date of the first IFRS consolidated financial statements. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 are recognized directly in equity at the date of transition to IFRS.

The interim financial statements for the period ended September 30, 2005 have been prepared in accordance with the IFRSs published as of September 30, 2005 and required to be applied to the first IFRS consolidated financial statements as of December 31, 2005. All IFRSs applied by Deutsche Telekom as of September 30, 2005 have been endorsed by the EU Commission.

(13)   For an explanation, please also refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

There can be no guarantee that the International Accounting Standards Board (IASB) will not issue further pronouncements by the preparation date of the consolidated financial statements for the period ending December 31, 2005 and that the IFRSs applied to these interim financial statements will not differ from those applied to the consolidated financial statements for the period ending December 31, 2005. Moreover, the EU Commission has yet to endorse individual pronouncements by the IASB.

Material effects of the transition from German GAAP to IFRS

Material effects on the net assets, financial position and results of operations as a consequence of the transition from German GAAP to IFRS are presented in the following reconciliation. The prior year comparatives have been restated accordingly.

Reconciliation of consolidated shareholders’ equity

	Explanatory	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Jan. 1,
	notes	2004	2004	2004	2004	2003	2003
		millions	millions	millions	millions	millions	millions
		of €	of €	of €	of €	of €	of €

Shareholders’ equity under German GAAP		37,941	37,862	36,753	34,999	33,811	35,416
Goodwill	1	(3,070)	(4,095)	(2,408)	(3,027)	(3,508)	(5,953)
Mobile communications licenses	1	9,773	10,207	10,922	13,835	13,134	13,973
Software	2	583	562	545	576	608	623
Borrowing costs	3	(477)	(493)	(527)	(549)	(574)	(774)
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	4	856	131	96	197	270	283
Leases	5	(631)	(609)	(600)	(525)	(482)	(213)
Provisions	6	1,550	1,894	1,973	1,399	1,530	1,093
Pension provisions		381	259	277	260	279	(167)
Other provisions		1,169	1,635	1,696	1,139	1,251	1,260
Deferred revenue	7	(1,226)	(1,152)	(1,141)	(1,162)	(1,115)	(1,135)
Other IFRS adjustments	8	738	411	630	675	536	703
Deferred taxes	9	(166)	(42)	19	(748)	(394)	1,149
Deferred tax assets		2,655	3,174	3,392	2,938	3,927	6,703
Deferred tax liabilities		(2,821)	(3,216)	(3,373)	(3,686)	(4,321)	(5,554)
Shareholders’ equity under IFRS		45,871	44,676	46,262	45,670	43,816	45,165

Reconciliation of profit/loss after income taxes

	Explanatory	Q1	Q2	H1	Q3	Q1 – Q3
	notes	2004	2004	2004	2004	2004	2004	2003
		millions	millions	millions	millions	millions	millions	millions
		of €	of €	of €	of €	of €	of €	of €

Income after taxes under German GAAP		266	1,748	2,014	1,491	3,505	4,933	1,623
Goodwill	1	636	649	1,285	(1,781)	(496)	115	1,584
Mobile communications licenses	1	265	(2,972)	(2,707)	(570)	(3,277)	(3,083)	1,113
Software	2	(34)	(34)	(68)	19	(49)	(24)	(6)
Borrowing costs	3	31	26	57	31	88	94	184
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	4	(18)	7	(11)	(2)	(13)	(13)	(7)
Leases	5	(38)	(77)	(115)	(12)	(127)	(159)	(277)
Provisions	6	(129)	585	456	(58)	398	87	443
Pension provisions		(23)	20	(3)	(4)	(7)	105	439
Other provisions		(106)	565	459	(54)	405	(18)	4
Deferred revenue	7	(46)	18	(28)	(22)	(50)	(115)	17
Other IFRS adjustments	8	109	(38)	71	(96)	(25)	29	(241)
Deferred taxes	9	(280)	787	507	(224)	283	126	(2,039)
Profit (loss) after income taxes under IFRS		762	699	1,461	(1,224)	237	1,990	2,394

Explanatory notes on the reconciliation of shareholders’ equity and profit/ loss after income taxes under IFRS

1            Goodwill and mobile communications licenses.

In contrast to German GAAP, under IFRS U.S. mobile communications licenses are not amortized on account of their indefinite useful life but instead are reviewed for impairment once a year (“impairment-only approach”). For this reason, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1, 2003 were reversed. This increased the carrying amount of the U.S. mobile communications licenses at January 1, 2003 by EUR 9.9 billion.

In contrast to German GAAP, goodwill is not amortized under IFRS on account of its indefinite useful life. Instead, goodwill is tested for impairment once a year and, if a triggering event exists, during the year.

The impairment test performed in accordance with IFRS resulted in an impairment at T-Mobile USA of EUR 5.0 billion as of January 1, 2003 and of EUR 0.8 billion as of December 31, 2003, which was recognized through a reduction in the goodwill carrying amount.

As part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless in 2004 and the ensuing transfer of mobile communications licenses, these assets were impaired by around EUR 1.3 billion.

The impairment test of the unit T-Mobile UK, which is part of T-Mobile, resulted in an impairment under IFRS of EUR 0.6 billion as of January 1, 2003 and EUR 2.2 billion as of December 31, 2004, which reduced goodwill accordingly.

The impairment test of the cash-generating unit T-Mobile Netherlands, which is part of T-Mobile, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction of EUR 0.1 billion in the goodwill carrying amount.

The impairment test of the entity Magyar Telekom, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.3 billion as of January 1, 2003 and of EUR 0.2 billion as of December 31, 2003; the impairment test of the Slovak Telecom unit, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.2 billion as of December 31, 2004. These impairments were recognized through a reduction in the goodwill carrying amount.

UMTS licenses must be amortized under IFRS due to their finite useful lives. Under IFRS, however, they may only be amortized from the time the UMTS network is put into operation, rather than from the time of their acquisition. In Austria the UMTS network was put into operation in December 2003, in Germany in the second quarter of 2004 and in the United Kingdom in the third quarter of 2004. The UMTS networks have not yet been put into operation in the Netherlands and the Czech Republic. The amortization and write-downs charged as of January 1, 2003 have therefore been reversed. This reversal resulted in an increase of EUR 4.1 billion in the carrying amounts of the UMTS licenses as of January 1, 2003. After the networks had been put into operation, the UMTS licenses were amortized under IFRS by EUR 0.5 billion in the 2004 financial year.

2            Software.

Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes under IFRS remains largely unchanged in the periods presented.

3            Borrowing costs.

The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortization than under German GAAP increases profit after income taxes.

4            Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements using the equity method.

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method must be measured at fair value according to IFRS. As a rule, the resulting unrealized gains and losses are recognized directly in equity. If an impairment is permanent, it must be recognized in the income statement. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented. The main effect at December 31, 2004 relates to the remeasurement of Mobile TeleSystems OJSC (MTS). The carrying amount of the investment in MTS under IFRS at December 31, 2004 is around EUR 1.0 billion; the effect of around EUR 0.8 billion resulting from the remeasurement has no effect on the income statement and is recognized directly in equity. Profit after income taxes remains largely unchanged in the periods presented.

5            Leases.

A considerably larger number of leases tend to be classified as finance leases under IFRS than under German GAAP. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions usually involved the sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

This reduces shareholders’ equity and the profit after income taxes under IFRS in all of the periods presented.

6            Provisions.

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders’ equity in the opening IFRS consolidated balance sheet and increases it at the other reporting dates presented. Profit after income taxes increases for the full 2003 and 2004 financial years; it decreases for the first quarter of 2004, but increases slightly for the second quarter; in the third quarter of 2004, profit after income taxes remains largely unchanged.

In the other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS. Profit after income taxes for the full 2003 and 2004 financial years remains largely unchanged. Profit after income taxes decreases for the first and third quarters of 2004; however, it increases for the second quarter of 2004 because the provision for expected losses from executory contracts that relates to the winding up of the U.S. mobile communications joint venture with Cingular Wireless and was recognized under German GAAP is not permitted under IFRS.

7            Deferred revenue.

The main difference between German GAAP and IFRS is the way up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, on the other hand, the up-front fees and the incremental costs are accrued over the average duration of the customer relationship. In addition, differences in the recognition of long-term construction contracts, leases and multiple-element arrangements have an impact on revenue. Overall, this reduces shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes remains largely unchanged.

8            Other IFRS adjustments.

Other IFRS adjustments relate, for example, to the different accounting principles applicable for asset-backed securitization (ABS) transactions, derivatives and measurement of property, plant and equipment. All in all this increased shareholders’ equity in all of the periods presented. Profit after income taxes decreases for the full 2003 financial year as well as for the second and third quarters of 2004, and increases for all other periods presented.

9            Deferred taxes.

Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill,” tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts (“contribution goodwill”), yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS. In contrast to German GAAP, Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization.

Furthermore, under IFRS – in contrast to German GAAP – deferred tax assets are recognized on future expected tax reductions from the deduction of tax loss carryforwards. Taking the forecast development of earnings into account, it is sufficiently certain that the recognized deferred tax assets from loss carryforwards will be realized.

The recognition of deferred taxes of EUR 6.7 billion as of January 1, 2003 leads to an increase in shareholders’ equity under IFRS; the item income tax in the income statement increases as a result of the reversal of deferred tax assets in all of the periods presented.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS and German GAAP in connection with the realized hidden reserves for U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders’ equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in the second quarter of 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in profit after income taxes under IFRS.

Net cash from operating activities

	Explanatory	Q1	Q2	H1	Q3	Q1 – Q3
	notes	2004	2004	2004	2004	2004	2004
		millions	millions	millions	millions	millions	millions
		of €	of €	of €	of €	of €	of €

German GAAP		4,250	2,878	7,128	3,680	10,808	16,307
Internally developed software	10	15	39	54	99	153	254
ABS	11	(211)	160	(51)	(7)	(58)	(339)
Leases	12	20	91	111	49	160	207
Borrowing costs	13	(8)	(14)	(22)	(7)	(29)	(58)
Other		238	(254)	(16)	105	89	349
IFRS		4,304	2,900	7,204	3,919	11,123	16,720

Net cash used in investing activities

	Explanatory	Q1	Q2	H1	Q3	Q1 – Q3
	notes	2004	2004	2004	2004	2004	2004
		millions	millions	millions	millions	millions	millions
		of €	of €	of €	of €	of €	of €

German GAAP		(1,337)	(2,014)	(3,351)	(1,001)	(4,352)	(4,318)
Internally developed software	10	(15)	(39)	(54)	(99)	(153)	(254)
ABS	11	19	20	39	7	46	41
Leases	12	22	18	40	(5)	35	37
Borrowing costs	13	8	14	22	7	29	58
Other		(32)	0	(32)	(131)	(163)	(65)
IFRS		(1,335)	(2,001)	(3,336)	(1,222)	(4,558)	(4,501)

Net cash used in financing activities

	Explanatory	Q1	Q2	H1	Q3	Q1 – Q3
	notes	2004	2004	2004	2004	2004	2004
		millions	millions	millions	millions	millions	millions
		of €	of €	of €	of €	of €	of €

German GAAP		(2,606)	(3,598)	(6,204)	(3,138)	(9,342)	(12,652)
Internally developed software	10
ABS	11	192	(180)	12	0	12	298
Leases	12	(42)	(109)	(151)	(44)	(195)	(244)
Borrowing costs	13
Other		(202)	267	65	16	81	(283)
IFRS		(2,658)	(3,620)	(6,278)	(3,166)	(9,444)	(12,881)

Explanatory notes on the reconciliation of the consolidated cash flow statement

10     Internally developed software.

Under German GAAP, expenses for internally developed software are recognized as operational expenses. As such, the payments are shown under net cash from operating activities. Under IFRS, these expenses are recognized as internally generated intangible assets. These payments lead to an addition to assets and are shown under net cash used in investing activities.

11     ABS.

Under IFRS, both financial liabilities and trade receivables increase. Changes under this item are classified accordingly as cash flows arising from financing activities or working capital and are therefore shown under net cash from operating activities. The effects of retained discounts and fractions are no longer classified as net cash from operating activities, but are presented under financial liabilities or financial receivables and shown under net cash used in investing or from/used in financing activities.

12     Leases.

Agreements that are classified as finance leases under IFRS in contrast to German GAAP lead to the recognition of the leased property by the lessee under lease liabilities. For the lessee, the lease payments represent interest payments and repayments. These repayments are shown under net cash from/used in financing activities. In the case of an operating lease under German GAAP, these payments for operating leases were assigned to net cash from operating activities. In cases where Deutsche Telekom is the lessor of a finance lease under IFRS, the payments received (from the lessee) represent repayments of financial receivables and as such are shown under net cash used in investing activities.

13     Borrowing costs.

Under German GAAP, borrowing costs are recognized and shown under cash outflows for investments. Under IFRS, the exemption to recognize borrowing costs was not applied, and the payments are included in interest paid under net cash from operating activities.

Reconciliation of net debt

	Explanatory
	notes	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
		millions of €	millions of €	millions of €	millions of €

Net debt based on underlying German GAAP figures		44,585	43,330	40,779	35,198
Lease liabilities	14	2,410	2,340	2,294	2,487
Liabilities arising from ABS transactions	15	1,367	1,195	1,190	1,563
Other IFRS differences	16	302	202	333	295
Net debt based on underlying IFRS figures		48,664	47,067	44,596	39,543

Explanatory notes on the reconciliation of net debt

14     Lease liabilities.

In the case of a finance lease, the assets are measured at the lower of the fair value of the leased property and the present value of the minimum lease payments in the lessee’s balance sheet. At the same time, a lease liability is recognized in the same amount. As a result, Deutsche Telekom’s net debt increases.

15     Liabilities arising from ABS transactions.

As part of ABS transactions, mostly financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market. Under IFRS, SPEs must generally be consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that have to be consolidated by Deutsche Telekom. The capital market liabilities recognized by the SPEs increase Deutsche Telekom’s net debt.

16     Other IFRS differences.

The other differences primarily consist of the more extensive incorporation of derivatives as well as the cash collaterals included in other financial assets with regard to ABS transactions.

Deutsche Telekom

Investor Relations calendar 2006.

Financial calendar

Dates(a)

January 26, 2006	Publication of the 2005 customer figures
March 2, 2006	Annual press conference on the 2005 financial year and analysts’ meeting
March 14, 2006	Publication of the 2005 Annual Report; CeBIT Investor’s Day
May 3, 2006	2006 Shareholders’ meeting of Deutsche Telekom AG, Cologne
May 11, 2006	Report on the first quarter of 2006, Deutsche Telekom
August 10, 2006	Report on the first half of 2006, Deutsche Telekom
November 9, 2006	Report on the first three quarters of 2006, Deutsche Telekom

(a)               Dates not yet finalized.

Further dates are published on the Internet at www.deutschetelekom.com.

Bonn, November 9, 2005

Deutsche Telekom AG

Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Dr. Heinz Klinkhammer

René Obermann	Lothar Pauly	Walter Raizner

Disclaimer.

This Interim Report contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including, without limitation, those factors set forth in “Forward-Looking Statements” and “Risk Factors” contained in Deutsche Telekom’s Annual Report on Form 20-F filed with the SEC. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

This Interim Report contains a number of non-GAAP figures, i.e., they are not components of the IFRS consolidated financial statements and U.S. GAAP, such as EBITDA and EBITDA adjusted for special factors, adjusted EBITDA margin, capital expenditure, adjusted net income, free cash flow, and gross and net debt. These non-GAAP figures should not be used as a substitute for Deutsche Telekom’s GAAP figures. The non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the chapter “Reconciliation of pro forma figures” of this Interim Report, which is also posted on Deutsche Telekom’s Investor Relations link under www.deutschetelekom.com.

This Interim Report contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas, effective since January 1, 2005.

The IFRS financial information contained in this report was prepared on the basis of the assumption that all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU.

For further explanations, please refer to “Explanation of transition to IFRS” in this Interim Report.

Subject to outstanding EU endorsement of individual standards under IFRS and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish consolidated financial statements for the 2005 financial year. Any changes may also have an impact on the preliminary comparatives already published for the years 2004 or 2003.

Contacts.

Deutsche Telekom AG

Zentralbereich Konzernkommunikation

Postfach 20 00, D-53105 Bonn

Phone +49 (0) 228 181 49 49

Fax +49 (0) 228 181 9 40 04

This Group Report can be downloaded from the Investor Relations site on the Internet at:
www.deutschetelekom.com

For further information on the business areas, please refer to:
www.t-com.de

www.t-online.net

www.t-mobile-international.com

www.t-systems.com

Investor Relations, Bonn office

Phone +49 (0) 228 181 8 88 80

Fax +49 (0) 228 181 8 88 99

E-Mail: investor.relations@telekom.de

Investor Relations, New York office

Phone +1 212 424 2926

Phone 1 877 DT SHARE (toll-free)

Fax +1 212 424 2986

E-mail: investor.relations@usa.telekom.de

This Group Report for the first nine months of 2005 is also available in German.

The German print version of this Group Report is legally binding.

This Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 100 071 German

KNr. 642 100 072 English

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff

Name:

Guido Kerkhoff

		Title:	Senior Executive Vice President
Chief Accounting Officer

Date: November 14, 2005